                United States Securities and Exchange Commission

                              Washington, DC 20549

                                    FORM 6-K

                            Report of Foreign Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                      For the quarter ended June 30, 2002

                        Commission File Number 333-72195

                          INFOSYS TECHNOLOGIES LIMITED
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's name into English)

                           Bangalore, Karnataka, India
                 (Jurisdiction of incorporation or organization)

            Electronics City, Hosur Road, Bangalore, Karnataka, India
                            561 229. +91-80-852-0261
                    (Address of principal executive offices)

              Indicate by check mark registrant files or will file
               annual reports under cover Form 20-F or Form 40-F

 Form 20-F x                                         Form 40-F
          ----                                                -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

    Yes                                                        No x
       ----                                                      ----

  If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).
                                Not applicable.

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to "$" or "dollars" or "U.S. dollars" are to the legal currency of the United States and references to "Rs." or "rupees" or "Indian rupees" are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"). References to "Indian GAAP" are to Indian Generally Accepted Accounting Principles. References to a particular "fiscal" year are to our fiscal year ended March 31 of such year.

References to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. "Infosys" is a registered trademark of Infosys Technologies Limited in the United States and India. All other trademarks or tradenames used in this Quarterly Report are the property of their respective owners.

Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on June 28, 2002, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 48.91 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Information contained in our website, www.infosys.com, is not part of this Quarterly Report.

Forward-looking statements may prove inaccurate.

IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH DIFFERENCES INCLUDE BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT'S ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS QUARTERLY REPORT AND IN THE COMPANY'S PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") FROM TIME TO TIME.

Part I - Financial information

Item 1.    Financial statements
Consolidated Balance Sheets as of

                                                                            June 30, 2002    June 30, 2001    March 31, 2002
                                                                             (Unaudited)      (Unaudited)        (Audited)
ASSETS
Current Assets
Cash and cash equivalents                                                   $ 235,466,369    $ 134,180,176    $ 210,485,940
Trade accounts receivable, net of allowances                                   84,735,380       65,784,363       69,017,110
Deferred tax assets                                                               541,814        1,403,963          774,107
Prepaid expenses and other current assets                                      28,175,421       17,193,033       18,875,904
                                                                            -------------    -------------    -------------
Total current assets                                                          348,918,984      218,561,535      299,153,061
Property, plant and equipment, net                                            147,216,819      132,769,999      147,211,731
Intangible assets, net                                                          7,705,557               --               --
Deferred tax assets                                                             4,932,021        2,156,411        4,560,934
Investments                                                                     7,831,771        7,777,393        7,777,393
Advance income taxes                                                                   --        2,176,693               --
Other assets                                                                   13,613,762        8,942,540       12,458,615
                                                                            -------------    -------------    -------------
TOTAL ASSETS                                                                $ 530,218,914    $ 372,384,571    $ 471,161,734
                                                                            =============    =============    =============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable                                                            $      56,260    $       4,814               --
Client deposits                                                                 1,595,670          754,332    $   2,215,001
Other accrued liabilities                                                      30,662,705       25,990,088       22,424,646
Income taxes payable                                                            4,153,534               --          678,703
Unearned revenue                                                                9,244,091        7,722,149        3,464,018
                                                                            -------------    -------------    -------------
Total current liabilities                                                      45,712,260       34,471,383       28,782,368
                                                                            -------------    -------------    -------------
Non-current liabilities                                                         5,033,140               --               --
Preferred stock of subsidiary
0.0005% Cumulative Convertible Preference Shares, par value $2 each,
 4,375,000 preference shares
    Authorized, issued and outstanding - 4,375,000 preference shares
    as of June 30, 2002                                                        10,000,000               --               --
Stockholders' Equity
Common stock, $ 0.16 par value; 100,000,000 equity shares
 authorized, issued and outstanding - 66,188,530, 66,160,717 and
 66,186,130 as of June 30, 2002 and 2001 and March 31, 2002, respectively       8,597,246        8,594,383        8,597,001
Additional paid-in capital                                                    123,202,029      122,105,641      123,079,948
Accumulated other comprehensive income                                        (45,600,685)     (31,496,548)     (45,441,148)
Deferred stock compensation                                                    (6,376,652)     (11,257,263)      (7,620,600)
Retained earnings                                                             389,651,576      249,966,975      363,764,165
                                                                            -------------    -------------    -------------
Total stockholders' equity                                                  $ 469,473,514    $ 337,913,188    $ 442,379,366
                                                                            -------------    -------------    -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                  $ 530,218,914    $ 372,384,571    $ 471,161,734
                                                                            =============    =============    =============


                    See accompanying notes to the unaudited financial statements


Consolidated Statements of Income

                                                    Quarter ended  Quarter ended    Year ended
                                                    June 30, 2002  June 30, 2001   March 31, 2002
                                                     (Unaudited)   (Unaudited)     (Audited)
Revenues                                            $156,314,869   $130,532,758   $545,051,214
Cost of revenues                                      85,274,775     68,414,968    290,032,232
                                                    ------------   ------------   ------------
Gross profit                                          71,040,094     62,117,790    255,018,982
                                                    ------------   ------------   ------------
Operating Expenses:
Selling and marketing expenses                        11,297,734      5,892,341     27,113,122
General and administrative expenses                   11,859,128     12,527,878     44,348,181
Amortization of stock compensation expense             1,243,948      1,259,755      5,009,772
Amortization of intangible assets                        204,121             --             --
                                                    ------------   ------------   ------------
Total operating expenses                              24,604,931     19,679,974     76,471,075
                                                    ------------   ------------   ------------
Operating income                                      46,435,163     42,437,816    178,547,907
Other income, net                                      5,096,520      2,876,099     13,865,294
                                                    ------------   ------------   ------------
Income before income taxes                            51,531,683     45,313,915    192,413,201
Provision for income taxes                             8,687,383      6,072,556     27,946,892
                                                    ------------   ------------   ------------
Net income                                          $ 42,844,300   $ 39,241,359   $164,466,309
                                                    ============   ============   ============
Earnings per equity share - Basic                   $       0.65   $       0.60   $       2.51
                            Diluted                 $       0.64   $       0.60   $       2.49
Weighted equity shares used in
    computing earnings per equity share - Basic       65,566,930     65,568,850     65,556,648
                                          Diluted     66,374,341     65,809,429     66,084,874


                    See accompanying notes to the unaudited financial statements

Consolidated Statements of Stockholders' Equity and Comprehensive Income

                                                                                                                  Accumulated
                                                                                                                     other
                                                   Common stock           Additional             Comprehensive    comprehensive
                                               Shares       Par value   paid-in capital            income           income
                                             ----------   ------------- ---------------         -------------    -------------

Balance as of March 31, 2001                 66,158,117   $   8,594,106   $ 122,017,518                          $ (28,664,972)
Cash dividends declared                              --              --              --                                     --
Common stock issued                               2,600             277          88,123                                     --
Amortization of compensation
   related to stock option grants                    --              --                                                     --
Deferred stock compensation related to
   stock option grants                               --              --              --                    --               --
Comprehensive income
Net income                                           --              --              --            39,241,359               --
Other comprehensive income
Translation adjustment                                                                             (2,831,576)      (2,831,576)
Comprehensive income                                                                               36,409,783
                                             ----------   -------------   -------------         -------------    -------------
Balance as of June 30, 2001                  66,160,717   $   8,594,383   $ 122,105,641                          $ (31,496,548)
                                             ----------   -------------   -------------         -------------    -------------
Cash dividends declared                              --              --              --                                     --
Common stock issued                              25,413           2,618         860,953                                     --
Amortization of compensation related to
   stock option grants                               --              --              --                                     --
Deferred stock compensation related to
   stock option grants                                                          113,354
Comprehensive income
Net income                                           --              --              --           125,224,950               --
Other comprehensive income
Translation adjustment                               --              --              --           (13,944,600)     (13,944,600)
Comprehensive income                                                                              111,280,350
                                             ----------   -------------   -------------         -------------    -------------
Balance as of March 31, 2002                 66,186,130   $   8,597,001   $ 123,079,948                          $ (45,441,148)
                                             ----------   -------------   -------------         -------------    -------------
Common stock issued                               2,400             245          81,238                                     --
Cash dividends declared                              --              --              --                                     --
Deferred stock compensation related to
   stock option grants                               --              --              --                                     --
Amortization of compensation related to
   stock option grants                               --              --              --                                     --
Income tax benefit arising on
   exercise of stock options                         --              --          40,843                                     --
Comprehensive income                                 --              --              --            42,844,300               --
   Net income                                        --              --              --                                     --
Other comprehensive income
   Translation adjustment                            --              --              --              (159,537)        (159,537)
Comprehensive income                                 --              --              --            42,684,763               --
                                             ----------   -------------   -------------         -------------    -------------
Balance as of June 30, 2002                  66,188,530   $   8,597,246   $ 123,202,029                          $ (45,600,685)
                                             ==========   =============   =============         =============    =============


                                              Deferred                           Total
                                                stock           Retained      stockholders'
                                            compensation        earnings          equity
                                            -------------    -------------    -------------

Balance as of March 31, 2001                $ (12,517,018)   $ 222,362,067    $ 311,791,701
Cash dividends declared                                --      (11,636,451)     (11,636,451)
Common stock issued                                    --               --           88,400
Amortization of compensation
   related to stock option grants               1,259,755               --        1,259,755
Deferred stock compensation related to
   stock option grants                                 --               --               --
Comprehensive income
Net income                                             --       39,241,359       39,241,359
Other comprehensive income
Translation adjustment                                                           (2,831,576)
Comprehensive income
                                            -------------    -------------    -------------
Balance as of June 30, 2001                 $ (11,257,263)   $ 249,966,975    $ 337,913,188
                                            -------------    -------------    -------------
Cash dividends declared                                --      (11,427,760)     (11,427,760)
Common stock issued                                    --               --          863,571
Amortization of compensation related to
   stock option grants                          3,750,017               --        3,750,017
Deferred stock compensation related to
   stock option grants                           (113,354)
Comprehensive income
Net income                                             --      125,224,950      125,224,950
Other comprehensive income
Translation adjustment                                 --               --      (13,944,600)
Comprehensive income
                                            -------------    -------------    -------------
Balance as of March 31, 2002                $  (7,620,600)   $ 363,764,165    $ 442,379,366
                                            -------------    -------------    -------------
Common stock issued                                    --               --           81,483
Cash dividends declared                                --      (16,956,889)     (16,956,889)
Deferred stock compensation related to
   stock option grants                                 --               --               --
Amortization of compensation related to
   stock option grants                          1,243,948               --        1,243,948
Income tax benefit arising on
   exercise of stock options                           --               --           40,843
Comprehensive income                                   --       42,844,300       42,844,300
   Net income                                          --               --               --
Other comprehensive income
   Translation adjustment                              --               --         (159,537)
Comprehensive income                                   --               --               --
                                            -------------    -------------    -------------
Balance as of June 30, 2002                 $  (6,376,652)   $ 389,651,576    $ 469,473,514
                                            =============    =============    =============

                    See accompanying notes to the unaudited financial statements

Consolidated Statements of Cash Flows


                                                                      Quarter ended              Year ended
                                                              June 30, 2002    June 30, 2001    March 31, 2002
                                                               (Unaudited)      (Unaudited)      (Audited)
OPERATING ACTIVITIES:
Net income                                                    $  42,844,300    $  39,241,359    $ 164,466,309
Adjustments to reconcile net income to net cash
    provided by operating activities
(Gain)/loss on sale of property, plant and equipment                 (3,380)          (6,323)         (16,754)
Depreciation                                                      8,073,148        7,560,175       33,608,391
Amortization                                                        204,121               --               --
Deferred tax benefit                                               (138,794)        (224,804)      (1,999,471)
Amortization of deferred stock compensation expense               1,243,948        1,259,755        5,009,772
Changes in assets and liabilities
Trade accounts receivable                                       (15,915,743)        (842,301)      (7,196,700)
Prepaid expenses and other current assets                        (8,487,580)         289,163       (2,052,721)
Income taxes                                                      3,476,773       (1,996,580)         869,109
Accounts payable                                                     56,260          (23,268)         (27,382)
Client deposits                                                    (612,993)        (463,405)       1,075,855
Unearned revenue                                                  5,789,984          242,334       (3,753,943)
Other accrued liabilities                                         7,085,996        3,853,773        1,492,616
                                                              -------------    -------------    -------------
Net cash provided by operating activities                        43,616,040       48,889,878      191,475,081
                                                              -------------    -------------    -------------

INVESTING ACTIVITIES:
Expenditure on property, plant and equipment                     (7,721,009)     (20,564,403)     (68,347,644)
Expenditure on intangible asset                                  (2,876,526)              --               --
Proceeds from sale of property, plant and equipment                  28,065           13,582          335,079
Loans to employees                                               (2,561,614)      (1,969,330)      (5,547,203)
Purchase of investments                                             (54,378)      (2,200,000)      (2,200,000)
                                                              -------------    -------------    -------------
Net cash used in investing activities                           (13,185,462)     (24,720,151)     (75,759,768)
                                                              -------------    -------------    -------------

FINANCING ACTIVITIES:
Proceeds from issuance of common stock                               81,483           88,400          963,351
Proceeds from issuance of preferred stock by subsidiary          10,000,000               --               --
Payment of dividends                                            (15,511,483)     (11,330,620)     (22,902,618)
                                                              -------------    -------------    -------------
Net cash used in financing activities                            (5,430,000)     (11,242,220)     (21,939,267)
                                                              -------------    -------------    -------------
Effect of exchange rate changes on cash                             (20,149)      (2,831,576)      (7,374,351)
Net increase in cash and cash equivalents during the period      24,980,429       10,095,931       86,401,695
Cash and cash equivalents at the beginning of the period        210,485,940      124,084,245      124,084,245
                                                              -------------    -------------    -------------
Cash and cash equivalents at the end of the period            $ 235,466,369    $ 134,180,176    $ 210,485,940
                                                              =============    =============    =============

Supplementary information:
Cash paid towards taxes                                       $   5,351,346    $   8,293,940    $  27,493,194
Non cash transaction                                          $   5,033,140               --               --
                                                              -------------    -------------    -------------


                    See accompanying notes to the unaudited financial statements

Notes to unaudited financial statements as of and for the three months ended June 30, 2002

1.    Company overview and significant accounting policies

1.1   Company overview

      Infosys Technologies Limited ("Infosys"), a world leader in consulting and information technology services, partners with Global 2000 companies to provide business consulting, systems integration, application development and product engineering services. Through these services, Infosys enables its clients to fully exploit technology for business transformation. Clients leverage Infosys' Global Delivery Model to achieve higher quality, rapid time-to-market and cost-effective solutions. On April 3, 2002, Infosys incorporated a subsidiary, Progeon Limited ("Progeon"), to provide business process management and transition services to organizations that outsource their business processes. Infosys and Progeon (together, the "company") work closely together to provide a complete service to the client, by addressing the client's technology as well as process outsourcing needs.

1.2   Basis of preparation of financial statements

      The accompanying consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). Intercompany balances and transactions are eliminated on consolidation. All amounts are stated in U.S. dollars, except as otherwise specified.

1.3   Use of estimates

      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the year. Examples of estimates include accounting for contract costs expected to be incurred to complete software development, allowance for uncollectible accounts receivable, future obligations under employee benefit plans, provisions for post sales customer support and the useful lives of property, plant and equipment and intangible assets. Actual results could differ from those estimates.

1.4  Revenue recognition

      The company derives revenues primarily from software services, licensing of software products and from business process management and transitioning services. Revenue on time-and-material contracts is recognized as the related services are performed. Revenue from fixed-price, fixed-time frame contracts is recognized as per the percentage-of-completion method. Provisions for estimated losses on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. The company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-time frame contracts. Costs associated with such support services are accrued at the time related revenues are recorded.

      In accordance with Statement of Position 97-2, Software Revenue Recognition, license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. When other services are provided in conjunction with the licensing arrangement, the revenue from such contracts are allocated to each component of the contract using the residual method, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. When the company receives advances for software development services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met. Maintenance revenue is deferred and recognized ratably over the term of the underlying maintenance agreement, generally 12 months. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed.

1.5  Cash and cash equivalents

      The company considers all highly liquid investments with a remaining maturity at the date of purchase/investment of three months or less to be cash equivalents. Cash and cash equivalents comprise cash, cash on deposit with banks, marketable securities and deposits with corporations.

1.6  Property, plant and equipment

      Property, plant and equipment are stated at cost less accumulated depreciation. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

          Buildings                                15 years
          Furniture and fixtures                   5 years
          Computer equipment                       2-5 years
          Plant and equipment                      5 years
          Vehicles                                 5 years

      The cost of software purchased for use in software development and services is charged to the cost of revenues at the time of acquisition. Deposits paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under "Capital work-in-progress".

1.7   Intangible assets

      Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management estimates the useful lives of acquired rights in software applications to range between two through five years.

1.8   Impairment of long-lived assets

      The company evaluates the recoverability of its long-lived assets and certain identifiable intangibles, if any, whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell.

1.9   Research and development

      Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved.

1.10  Foreign currency translation

      The accompanying financial statements are reported in U.S. dollars. The functional currency of the company is the Indian rupee ("Rs."). The translation of Rs. to U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as "Other comprehensive income", a separate component of stockholders' equity. The method for translating expenses of overseas operations depends upon the funds used. If the payment is made from a rupee denominated bank account, the exchange rate prevailing on the date of the payment would apply. If the payment is made from a foreign currency, i.e., non-rupee denominated account, the translation into rupees is performed at the average monthly exchange rate.

1.11  Earnings per share

      In accordance with Statement of Financial Accounting Standards ("SFAS") 128, Earnings Per Share, basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the result would be anti-dilutive.

1.12  Income taxes

      Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

1.13  Fair value of financial instruments

      The carrying amounts reflected in the balance sheets for cash, cash equivalents, accounts receivable and accounts payable approximate their respective fair values due to the short maturities of these instruments.

1.14  Concentration of risk

      Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable, investment securities and hedging instruments. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counterparties. In management's opinion, as of June 30, 2002, June 30, 2001 and March 31, 2002, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements, if any. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The company's cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limitations are established by the company as to the maximum amount of cash that may be invested with any such single entity.

1.15  Retirement benefits to employees

      1.15.1    Gratuity

      In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, based upon which, Infosys contributes to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the "Trust"). Trustees administer contributions made to the Trust and invest in specific designated securities as mandated by law, which generally comprise central and state government bonds and debt instruments of government-owned corporations.

      1.15.2    Superannuation

      Apart from being covered under the Gratuity Plan described above, certain employees of Infosys are also participants of a defined contribution plan. The company makes monthly contributions under the superannuation plan (the "Plan") to the Infosys Technologies Limited Employees' Superannuation Fund Trust based on a specified percentage of each covered employee's salary. Infosys has no further obligations to the Plan beyond its monthly contributions.

      1.15.3   Provident fund

      Eligible employees also receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Infosys contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remainders of the contributions are made to the Government administered provident fund. There are no further obligations under the provident fund plan beyond its monthly contributions. In respect of Progeon, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a Government administered provident fund. The company has no further obligations under the provident fund plan beyond its monthly contributions.

1.16  Investments

      The company accounts by the equity method for investments between 20% and 50% or where it is otherwise able to exercise significant influence over the operating and financial policies of the investee. Investment securities in which the company controls less than 20% voting interest are currently classified as "Available-for-sale securities". Non-readily marketable equity securities for which there are no readily determinable fair values are recorded at cost. Investment securities designated as "Available-for-sale" are carried at their fair value. Fair value is based on quoted market prices. Unquoted securities are carried at cost, adjusted for declines in value judged to be other than temporary. Temporary unrealized gains and losses, net of the related tax effect are reported as a separate component of stockholders' equity until realized. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in the statements of income. The cost of securities sold is based on the specific identification method. Interest and dividend income is recognized when earned.

1.17  Stock-based compensation

      The company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS 123. All stock options issued to date have been accounted as a fixed stock option plan.

1.18  Dividends

      Dividend on common stock and the related dividend tax are recorded as a liability on declaration.

1.19  Derivative financial instruments

      On April 1, 2001, the company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities as amended, when the rules became effective for companies with fiscal years ending March 31. The company enters into forward foreign exchange contracts where the counter party is generally a bank. The company purchases forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. Although these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not designated hedge, or is so designated but is ineffective per SFAS 133, is marked to market and recognized in earnings immediately.

1.20  Reclassifications

      Certain reclassifications have been made to conform prior period data to the current presentations. These reclassifications had no effect on reported earnings.

2     Notes to the unaudited financial statements

2.1   Cash and cash equivalents

      The cost and fair values for cash and cash equivalents as of June 30, 2002 and 2001 and March 31, 2002, respectively are as follows:

                                          As of June 30,        As of March 31,
                                       2002           2001           2002
                                   ------------   ------------  ---------------

      Cost and fair values         $182,834,347   $ 94,975,383   $158,274,886
      Cash and bank deposits         52,632,022     39,204,793     52,211,054
                                   ------------   ------------   ------------
      Deposits with corporations   $235,466,369   $134,180,176   $210,485,940
                                   ============   ============   ============


      Cash and cash equivalents include restricted cash balances in the amount $ 2,675,245, $ 409,249 and $ 284,839 as of June 30, 2002, 2001 and March
      31, 2002 respectively.

2.2   Trade accounts receivable

      Trade accounts receivable, as of June 30, 2002 and 2001 and March 31, 2002, net of allowance for doubtful accounts of $ 3,154,805, $ 4,913,007 and $ 3,941,245, respectively amounted to $ 84,735,380, $ 65,784,363 and
      $ 69,017,110, respectively. The age profile of trade accounts receivable, net of allowances is given below.

                                               in %
                                 ----------------------------------
                                  As of June 30,    As of March 31,
                                  2002      2001         2002
                                 -----     -----    ---------------
      Period (in days)
      0 - 30                      78.6      81.0         69.0
      31 - 60                     14.5      12.2         30.0
      61 - 90                      4.9       5.5          0.5
      More than 90                 2.0       1.3          0.5
                                 -----     -----        -----
                                 100.0     100.0        100.0
                                 =====     =====        =====

2.3   Prepaid expenses and other current assets

      Prepaid expenses and other current assets consist of the following:

                                                     As of June 30,       As of March 31,
                                                   2002         2001           2002
                                               -----------   -----------  ---------------
      Rent deposits                            $ 2,270,608   $ 2,373,808    $ 2,079,155
      Deposits with government organizations     1,835,502     1,101,523      1,220,401
      Loans to employees                         9,728,605     9,121,199      8,331,779
      Prepaid expenses                           4,325,836     3,628,511      2,990,523
      Unbilled revenues                          9,584,401       553,647      3,635,989
      Other current assets                         430,469       414,345        618,057
                                               -----------   -----------    -----------
                                               $28,175,421   $17,193,033    $18,875,904
                                               ===========   ===========    ===========

      Other current assets represent advance payments to vendors for the supply of goods and rendering of services and certain costs incurred towards software. Deposits with government organizations relate principally to leased telephone lines and electricity supplies.

2.4   Property, plant and equipment - net

      Property, plant and equipment consist of the following:



                                        As of June 30,            As of March 31,
                                     2002              2001            2002
                                 -------------    -------------   ---------------
      Land                       $   9,049,277    $   7,793,377    $   8,955,962
      Buildings                     68,611,048       40,178,369       58,481,413
      Furniture and fixtures        36,129,333       26,622,814       32,683,315
      Computer equipment            61,952,097       54,466,431       59,006,470
      Plant and equipment           41,377,494       28,077,279       37,685,337
      Vehicles                          72,040           74,846           72,085
      Capital work-in-progress      18,258,240       34,903,498       30,881,704
                                   235,449,529      192,116,614      227,766,286
      Accumulated depreciation     (88,232,710)     (59,346,615)     (80,554,555)
                                 -------------    -------------    -------------
                                 $ 147,216,819    $ 132,769,999    $ 147,211,731
                                 =============    =============    =============


      Depreciation expense amounted to $ 8,073,148, $ 7,560,175 and $ 33,608,391 for the quarter ended June 30, 2002, and 2001 and fiscal 2002 respectively. The amount of third party software expensed during the quarter ended June 30, 2002, and 2001 and fiscal 2002 was $ 3,216,055,
      $ 1,704,551 and $ 7,147,614 respectively.

2.5   Intangible assets

      During the quarter ended June 30, 2002, the company acquired the intellectual property rights of Trade IQ product from IQ Financial Systems Inc., USA for its banking business unit. The consideration paid amounted to US$ 2.9 million. An additional US$ 1 million is retained in escrow for payment to the seller based on the successful renewal of certain customer contracts in favor of the company. The consideration has been recorded as an intangible asset, which is being amortized over two years representing management's estimate of the useful life of the intellectual property.

      The company also entered into an agreement with the Aeronautical Development Agency, India ("ADA") for transferring the intellectual property rights in AUTOLAY, a commercial software application product used in the design of high performance structural systems. The company will pay the consideration in the form of a revenue share with a firm commitment of US$ 5 million payable within 10 years of the contract date. The ownership of intellectual property in AUTOLAY transfers to the company on remittance of the consideration to ADA. The committed consideration is recorded as an intangible asset and is being amortized over five years, which is management's estimate of the useful life. The amount payable to ADA is disclosed as a non-current liability as of June 30, 2002 and as a non-cash transaction in the consolidated statement of cash flows.

      As of June 30, 2002, intangible assets (net of accumulated amortization of $ 204,121) were $ 7,705,557.

2.6  Investments

      The amortized cost and fair values of available-for-sale securities by major investment type and class of investment are as follows:

                                                                                          Carrying cost   Fair value
                                                                                          -------------   ----------
As of June 30, 2002

M-Commerce Ventures Pte Ltd - 80 units, each unit representing 1 Ordinary
  Share of S$ 1 each at par and 9 Redeemable Preference Shares of S$ 1
  each at par, with a premium of S$ 1,110 per Redeemable Preference Share                   $  453,863   $  453,863

Asia Net Media BVI Limited - 30,000,000 Ordinary Shares at $ 0.05 each,
  fully paid, par value $ 0.01 each                                                          1,500,000    1,500,000

EC Cubed Inc. - 1,300,108 Series D Convertible Preferred Stock, at $ 2.3075 each,
  fully paid, par value $ 0.0001 each                                                               --           --

Alpha Thinx Mobile Services AG - 27,790 Bearer Shares, at E20 each,
  fully paid, par value E1 each                                                                     --           --

CiDRA Corporation - 33,333 Series D Convertible Preferred Stock, at $90 each,
  fully paid, par value $ 0.01 each                                                          2,999,970    2,999,970

Workadia Inc., U.S.A. - 880,000 Series B Preferred Stock at $ 2.5 each,
  fully paid, par value $ 0.0005 each                                                        2,200,000    2,200,000

JASDIC Park Company - 480 Common Stock, at (Y)50,000 each,
  (fully paid, par value (Y)50,000 each)                                                       177,576      177,576

Stratify Inc. (formerly Purple Yogi Inc.) - 276,243 Series D Convertible Preferred Stock,
  at $1.81 each fully paid, par value $0.001 each                                              500,000      500,000

Others                                                                                             362          362
                                                                                            ----------   ----------
                                                                                            $7,831,771   $7,831,771
                                                                                            ==========   ==========
As of June 30, 2001

M-Commerce Ventures Pte Ltd - 70 units, each unit representing 1 Ordinary
  Share of S$ 1 each at par and 9 Redeemable Preference Shares of S$1
  each at par, with a premium of S$1,110 per Redeemable Preference Share                    $  399,485   $  399,485

Asia Net Media BVI Limited - 30,000,000 Ordinary Shares at $ 0.05 each,
  fully paid, par value $0.01 each                                                           1,500,000    1,500,000

EC Cubed Inc. - 1,300,108 Series D Convertible Preferred Stock, at $ 2.3075 each,
  fully paid, par value $0.0001 each                                                                --           --

Alpha Thinx Mobile Services AG - 27,790 Bearer Shares, at E20 each,
  fully paid, par value E1 each                                                                     --           --

CiDRA Corporation - 33,333 Series D Convertible Preferred Stock, at $90 each,
  fully paid, par value $0.01 each                                                           2,999,970    2,999,970

Workadia Inc., U.S.A. - 880,000 Series B Preferred Stock at $2.5 each,
  fully paid, par value $0.0005 each                                                         2,200,000    2,200,000

JASDIC Park Company - 480 Common Stock, at (Y)50,000 each,
  (fully paid, par value (Y)50,000 each)                                                       177,576      177,576

Stratify Inc. (formerly Purple Yogi Inc.) - 276,243 Series D Convertible Preferred Stock,
  at $1.81 each fully paid, par value $ 0.001 each                                             500,000      500,000

Others                                                                                             362          362
                                                                                            ----------   ----------
                                                                                            $7,777,393   $7,777,393
                                                                                            ==========   ==========
As of March 31, 2002

M-Commerce Ventures Pte Ltd - 70 units, each unit representing 1 Ordinary
  Share of S$ 1 each at par and 9 Redeemable Preference Shares of S$1
  each at par, with a premium of S$1,110 per Redeemable Preference Share                    $  399,485   $  399,485

Asia Net Media BVI Limited - 30,000,000 Ordinary Shares at $ 0.05 each,
  fully paid, par value $0.01 each                                                           1,500,000    1,500,000

EC Cubed Inc. - 1,300,108 Series D Convertible Preferred Stock, at $2.3075 each,
  fully paid, par value $0.0001 each                                                                --           --

Alpha Thinx Mobile Services AG - 27,790 Bearer Shares, at E20 each,
  fully paid, par value E1 each                                                                     --           --

CiDRA Corporation - 33,333 Series D Convertible Preferred Stock, at $90 each,
  fully paid, par value $0.01 each                                                           2,999,970    2,999,970

Workadia Inc., U.S.A. - 440,000 Series B Preferred Stock at $5 each,
  fully paid, par value $0.001 each                                                          2,200,000    2,200,000

JASDIC Park Company - 480 Common Stock, at (Y)50,000 each,
  fully paid, par value (Y)50,000 each                                                         177,576      177,576

Stratify Inc. (formerly Purple Yogi Inc.) - 276,243 Series D Convertible Preferred Stock,
  at $1.81 each fully paid, par value $0.001 each                                              500,000      500,000

Others                                                                                             362          362
                                                                                            ----------   ----------
                                                                                            $7,777,393   $7,777,393
                                                                                            ==========   ==========

2.7   Other assets

      Other assets represent the non-current portion of loans to employees.

2.8   Related parties

      The company grants loans to employees for acquiring assets such as property and cars. Such loans are repayable over fixed periods ranging from 1 to 100 months. The annual rates of interest at which the loans have been made to employees vary between 0% through 4%. No loans have been made to employees in connection with equity issues. The loans are generally secured by the assets acquired by the employees. As of June 30, 2002 and June 30, 2001 and March 31, 2002, amounts receivable from officers amounting to $ 436,562 and $ 68,489 and $ 473,464, respectively are included in prepaid expenses and other current assets, and other assets in the accompanying balance sheets.

      The required repayments of loans by employees are as detailed below.

                      As of June 30,
                  -------------------------  As of March 31,
                      2002          2001          2002
                  -----------   -----------  ---------------
           2002            --   $ 9,121,199            --
           2003   $ 9,728,605     2,890,179   $ 8,331,779
           2004     3,944,178     2,022,717     3,755,840
           2005     2,857,804     1,168,246     2,670,075
           2006     2,043,428       866,308     1,826,748
           2007     1,616,076            --     1,454,086
     Thereafter     3,152,276     1,995,089     2,751,866
                  -----------   -----------   -----------
     Total        $23,342,367   $18,063,738   $20,790,394
                  ===========   ===========   ===========

      The estimated fair values of related party receivables amounted to $ 20,439,737 and $ 14,060,565 and $ 17,905,507 as of June 30, 2002 and
      2001 and March 31, 2002. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

2.9   Other accrued liabilities

      Other accrued liabilities comprise the following:

                                                     As of June 30,
                                                -------------------------  As of March 31,
                                                    2002          2001          2002
                                                -----------   -----------  ---------------
      Accrued compensation to staff             $15,044,071   $14,754,588   $11,575,996
      Accrued dividends                           1,675,245       409,249       229,839
      Provision for post sales client support     2,657,571     1,585,115     2,255,573
      Employee withholding taxes payable          3,153,565     1,741,260     2,614,479
      Provision for expenses                      5,279,651     3,683,875     3,356,760
      Retention money                             1,887,592     3,354,010     1,918,203
      Others                                        965,010       461,991       473,796
                                                -----------   -----------   -----------
                                                $30,662,705   $25,990,088   $22,424,646
                                                ===========   ===========   ===========

2.10  Employee post-retirement benefits

      2.10.1    Superannuation

      The company contributed $ 285,013, $ 303,363 and $ 1,220,716 to the superannuation plan in the quarter ended June 30, 2002, 2001 and fiscal 2002, respectively.

      2.10.2   Provident fund

      The company contributed $ 813,826, $ 755,849 and $ 3,146,742 to the provident fund in the quarter ended June 30, 2002, 2001 and fiscal 2002, respectively.

2.11  Stockholders' equity

      Infosys has only one class of capital stock referred to as equity shares. All references in these financial statements to number of shares, per share amounts and market prices of equity shares are retroactively restated to reflect stock splits made. The rights of equity shareholders are set out below.

2.12  Equity shares

      2.12.1   Voting

      Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares ("ADS") carry similar rights to voting and dividends as the other equity shares. Two ADSs represent one underlying equity share.

      2.12.2   Dividends

      Should the company declare and pay dividends, such dividends will be paid in Indian Rupees. Indian law mandates that any dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Moreover, the remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

      2.12.3   Liquidation

      In the event of a liquidation of the company, the holders of common stock shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. The amounts will be in proportion to the number of equity shares held by the stockholders.

      2.12.4   Stock options

      There are no voting, dividend or liquidation rights to the holders of warrants issued under the company's stock option plan.

2.13  Preference shares of subsidiary

      During the quarter ended June 30, 2002, Progeon issued 4,375,000 0.0005% cumulative convertible preference shares of par value $ 2.0 per share to Citicorp International Finance Corporation ("CIFC") at an issue price of $ 2.28 (equivalent to Rs. 112) per share, in exchange for an aggregate consideration of $ 10,000,000. Unless earlier converted pursuant to an agreement in this behalf between the company and CIFC, these cumulative convertible preference shares shall automatically be converted into equity shares, (i) one year prior to the Initial Public Offering ("IPO") date or (ii) June 30, 2005 or (iii) at the holder's option, immediately upon the occurrence of any Liquidity Event; whichever is earlier. The term "Liquidity Event" includes any decision of the Board of Directors of the company to make an IPO, merger, reconstruction, capital reorganization or other event which, in the sole opinion of the holder of the convertible preference shares, amounts to an alteration in the capital structure of the company. Each preference share is convertible into one equity share, par value $ 0.20 each.

      Each holder of these cumulative convertible preference shares is entitled to receive notice of, and to attend, any shareholders' meeting and shall be entitled to vote together with holders of equity shares on any matters that affect their rights as preference shareholders including any resolution for winding up the company or for the repayment or reduction of the company's share capital.

      In the event of any liquidation, dissolution or winding up of the company, either voluntary or involuntary, each holder of the preference shares will be paid a dollar equivalent of Rs. 112 per preference share, as adjusted for stock dividends, combinations, splits, recapitalization and the like, in preference to any distribution of any assets of the company to the holders of equity shares.

      Upon the completion of the distribution described above, the remaining assets and funds of the company available for distribution to shareholders shall be distributed among all holders of preference shares and equity shares based on the number of equity shares held by each of them (assuming a full conversion of all the preference shares).

2.14  Other income, net

      Other income, net, consists of the following:

                             Quarter ended          Year ended
                                June 30,             March 31,
                           2002          2001          2002
                        -----------   -----------   -----------
      Interest income   $ 3,620,516   $ 2,514,370   $10,423,654
      Exchange gains      1,328,421       144,359     2,749,162
      Others                147,583       217,370       692,478
                        -----------   -----------   -----------
                        $ 5,096,520   $ 2,876,099   $13,865,294
                        ===========   ===========   ===========

2.15  Operating leases

      The company has various operating leases for office buildings that are renewable on a periodic basis. Rental expense for operating leases in the quarter ended June 30, 2002 and 2001 and fiscal 2002 were $ 1,254,732,
      $ 1,387,575 and $ 5,109,690, respectively. The operating leases can be renewed or canceled at the company's option.

      The company leases some of its office space under non-cancelable operating leases for periods ranging between three through ten years. The schedule of future minimum rental payments in respect of these leases is set out below.

      Year ending June 30,
      --------------------
      2003                  $ 3,489,514
      2004                    3,522,311
      2005                    2,924,282
      2006                    1,934,032
      2007                      478,597
      Thereafter              1,356,022
                            -----------
                            $13,704,758
                            ===========

2.16  Research and development

      General and administrative expenses in the accompanying statements of income include research and development expenses of $ 705,122 $ 801,842 and $ 3,083,994 for the quarter ended June 30, 2002, 2001 and fiscal 2002, respectively.

2.17  Employees' Stock Offer Plans ("ESOP")

      In September 1994, the company established the 1994 plan, which provided for the issue of 6,000,000 warrants, as adjusted, to eligible employees. The warrants were issued to an employee welfare trust (the "Trust"). In 1997, in anticipation of a share dividend to be declared by the company, the Trust exercised all warrants held by it and converted them into equity shares. As and when the Trust issued options/stock to eligible employees, the difference between the market price and the exercise price was accounted as deferred stock compensation expense and amortized over the vesting period. Such amortized deferred compensation expense was $ 1,243,948, $ 1,259,755 and $ 5,009,772 for the quarter ended June 30,
      2002, 2001 and fiscal 2002, respectively. The 1994 plan lapsed in fiscal 2000, and consequently no further shares will be issued to employees under this plan.

      1998 Employees Stock Offer Plan (the "1998 Plan"). The company's 1998 Plan provides for the grant of non-statutory stock options and incentive stock options to employees of the company. The establishment of the 1998 Plan was approved by the board of directors in December 1997 and by the stockholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 1,470,000 equity shares representing 2,940,000 ADSs to be issued under the 1998 Plan. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. All options under the 1998 Plan will be exercisable for equity shares represented by ADSs. The 1998 Plan is administered by a Compensation Committee comprising five members, all of who are independent directors on the Board of Directors. All options under the 1998 Plan are exercisable for equity shares represented by ADSs.

      1999 Stock Offer Plan (the "1999 Plan"). In fiscal 2000, the company instituted the 1999 Plan. The stockholders and the Board of Directors approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 6,600,000 equity shares to employees. The 1999 Plan is administered by a Compensation Committee comprising five members, all of who are independent directors on the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the Fair Market Value ("FMV"). Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in a general meeting. All options under the 1999 Plan are exercised for equity shares.

      The options under all of the above plans vest over a period of one through five years.

      The activity in the warrants/equity shares of the 1994, 1998 and 1999 Employees Stock Offer Plans in the quarters ended June 30, 2002 and 2001 and fiscal 2002 are set out below.

                                               Quarter ended            Quarter ended              Year ended
                                               June 30, 2002            June 30, 2001            March 31, 2002
                                           ---------------------    ---------------------    ---------------------
                                            Shares      Weighted     Shares      Weighted     Shares      Weighted
                                            arising     average      arising     average      arising     exercise
                                             out of     exercise     out of      exercise     out of      average
                                            options      price       options      price       options      price
                                           ---------    --------    ---------    --------    ---------    --------
1994 Option plan:

Outstanding at the
  beginning of the period                    321,400                  330,000                  330,000         --
  Granted                                         --                       --        --                        --
  Forfeited                                   (2,200)   $   1.15       (5,400)   $  1.15        (8,600)   $  1.15
  Exercised                                       --                       --         --            --         --
                                           ---------    --------    ---------    -------     ---------    -------
Outstanding at the end of the period         319,200          --      324,600         --       321,400         --
                                           ---------    --------    ---------    -------     ---------    -------
Exercisable at the end of the period              --                       --                       --
Weighted-average fair value of grants
  during the period at less than market           --                       --                                  --

1998 Option plan:

Outstanding at the
  beginning of the period                  1,131,247                  782,753                  782,753
  Granted                                     68,250    $ 119.32       48,900    $143.74       454,250    $ 98.06
  Forfeited                                   (8,333)   $ 121.90      (15,810)   $338.50       (77,773)   $240.90
  Exercised                                   (2,400)   $  34.00       (2,600)   $ 34.00       (27,983)   $ 44.32
                                           ---------    --------    ---------    -------     ---------    -------
Outstanding at the end of the period       1,188,764                  813,243                1,131,247         --
                                           ---------    --------    ---------    -------     ---------    -------
Exercisable at the end of the period         202,893                   57,953                  164,527         --
Weighted-average fair value of grants
  during the period                                     $ 119.32                 $143.74                  $ 98.06

1999 Option plan:

Outstanding at the
  beginning of the period                  4,668,815                2,793,980                2,793,980         --
  Granted                                     66,700    $  66.55      415,250    $ 82.91      2,050,50    $ 64.74
  Forfeited                                  (39,742)   $ 100.72      (41,860)   $132.08      (175,635)   $119.23
  Exercised                                       --          --           --         --           (30)   $ 84.95
                                           ---------    --------    ---------    -------     ---------    -------
Outstanding at the end of the period       4,695,773                3,167,370                4,668,815         --
                                           ---------    --------    ---------    -------     ---------    -------
Exercisable at the end of the period         594,507                  148,030                  448,530         --
Weighted-average fair value of grants
  during the period                                     $  66.55                 $ 82.91                  $ 64.74
                                           ---------    --------    ---------    -------     ---------    -------

2.18  Income taxes

      The provision for income taxes comprises:

                               Quarter ended June 30,         Year ended March 31,
                            ----------------------------      --------------------
                                2002            2001                 2002
                            ------------    ------------      --------------------
Current taxes

   Domestic taxes           $  3,326,192    $  1,330,649         $  6,483,255
   Foreign taxes               5,499,985       4,966,711           23,463,108
                            ------------    ------------         ------------
                               8,826,177       6,297,360           29,946,363
                            ------------    ------------         ------------
Deferred taxes

   Domestic taxes                (10,014)       (224,804)              27,126
   Foreign taxes                (128,780)             --           (2,026,597)
                            ------------    ------------         ------------
                                (138,794)       (224,804)          (1,999,471)
                            ------------    ------------         ------------
Aggregate taxes             $  8,687,383    $  6,072,556         $ 27,946,892
                            ============    ============         ============


      The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the financial statement items that created these differences are as follows:

                                           Quarter ended June 30,      Year ended March 31,
                                        --------------------------     --------------------
                                           2002           2001                2002
                                        -----------    -----------     --------------------
Deferred tax assets:
   Property, plant and equipment        $ 3,350,421    $ 1,649,779        $ 2,989,348
   Provision for doubtful debts           1,156,863      1,753,944          1,448,407
   Investments                            1,581,600      1,468,878          1,571,586
   Others                                        --        200,150                 --
                                        -----------    -----------        -----------
                                          6,088,884      5,072,751          6,009,341
    Less: Valuation allowance              (615,049)    (1,512,377)          (674,300)
                                        -----------    -----------        -----------
   Net deferred tax assets              $ 5,473,835    $ 3,560,374        $ 5,335,041
                                        ===========    ===========        ===========

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation differences at June 30, 2002. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

      All deferred tax expenses / (benefits) are allocated to the continuing operations of the company.

      A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before provision for income taxes is summarized below.

                                               Quarter ended
                                                  June 30,                  Year ended
                                      -------------------------------         March 31,
                                          2002                2001              2002
                                      -------------     -------------     -------------
Net income before taxes               $  51,531,683     $  45,313,915     $ 192,413,201
Enacted tax rates in India                    36.75%            35.70%            35.70%
Computed expected tax expense            18,937,893        16,177,068        68,691,513
                                      -------------     -------------     -------------
Less: Tax effect due to non-taxable
   income for Indian tax purposes       (18,588,838)      (15,748,798)      (67,338,527)
   Others                                 2,782,325           434,990         5,014,830
Effect of tax rate change                    56,018           242,585           142,565
                                      -------------     -------------     -------------
Provision for Indian income tax           3,187,398         1,105,845         6,510,381
Effect of tax on foreign income           5,499,985         4,966,711        21,436,511
                                      -------------     -------------     -------------
Aggregate taxes                       $   8,687,383     $   6,072,556     $  27,946,892
                                      =============     =============     =============

      The provision for foreign taxes is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include: (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as "Software Technology Parks" (the "STP Tax Holiday"); and (ii) a tax deduction for profits derived from exporting computer software (the "Export Deduction"). All but one of the company's software development facilities are located in a designated Software Technology Park ("STP"). The Government of India has recently amended the tax incentives available to companies set up in designated STPs. The period of the STP Tax Holiday available to such companies is restricted to 10 consecutive years beginning from the financial year when the unit started producing computer software or March 31, 2000, whichever is earlier. The Finance Bill, 2002, which are yet to be enacted, proposes that the exempt income from an export oriented undertaking, for the year commencing April 1, 2002, be restricted to 90% of its aggregate income. Additionally, the Export Deduction will be phased out equally over a period of five years starting from fiscal 2000.

2.19  Earnings per share

      The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

                                                          Quarter ended
                                                             June 30,          Year ended
                                                     -----------------------     March 31,
                                                        2002         2001         2002
                                                     ----------   ----------   ----------
Basic earnings per equity share -
   weighted average number of common
   shares outstanding excluding
   unallocated shares of ESOP                        65,566,930   65,568,850   65,556,648
Effect of dilutive common equivalent shares -
   stock options outstanding                            807,411      240,579      528,226
                                                     ----------   ----------   ----------
Diluted earnings per equity share -
   weighted average number of common
   shares and common equivalent shares outstanding   66,374,341   65,809,429   66,084,874
                                                     ==========   ==========   ==========

2.20  Derivative financial instruments

      The company enters into forward foreign exchange contracts where the counter party is generally a bank. The company considers the risks of non-performance by the counter party as non-material. Infosys held foreign exchange forward contracts of $ 4,000,000, $ 35,000,000 and $ 2,000,000 as of June 30, 2002 and 2001 and March 31, 2002, respectively. The foreign forward exchange contracts mature between one to six months.

2.21 Segment reporting

      SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company's operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. In the year ended March 31, 2000, the company provided segmental disclosures based on the geographical segment. However, from the fiscal year ended March 31, 2001, the Chief Operating Decision Maker evaluates the company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers. The accounting principles consistently used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the summary of significant accounting policies.

      Industry segments for the company are primarily financial services comprising enterprises providing banking finance and insurance services, manufacturing enterprises, enterprises in the telecommunications ("telecom") and retail industries, and others such as utilities, transportation and logistics companies.

      Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted only against the total income of the company.

      Geographic segmentation is driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India.

      Fixed assets used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practical to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

      Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.21  Segment reporting (continued)

      2.21.1  Industry segments

      Quarter ended June 30, 2002


                                                                                                                   in $
                               Financial services  Manufacturing     Telecom         Retail       Others          Total
                               ------------------ -------------   ------------ ------------   ------------   ------------
Revenues                          $ 57,624,002    $ 25,687,049   $ 23,741,447   $ 18,101,706   $ 31,160,665   $156,314,869
Identifiable operating expenses     23,998,076      11,051,170      7,895,059      5,975,232     11,059,874     59,979,411
Allocated expenses                  16,016,037       6,341,160      5,860,865      4,468,626      7,692,390     40,379,078
                                  ------------    ------------   ------------   ------------   ------------   ------------
Segmental operating income        $ 17,609,889    $  8,294,719   $  9,985,523   $  7,657,848   $ 12,408,401     55,956,380
Unallocable expenses                                                                                             9,521,217
                                                                                                              ------------
Operating income                                                                                                46,435,163
Other income (expense), net                                                                                      5,096,520
Net income before taxes                                                                                         51,531,683
                                                                                                              ------------
Taxes                                                                                                            8,687,383
                                                                                                              ------------
Net income after taxes                                                                                        $ 42,844,300
                                                                                                              ============


      Quarter ended June 30, 2001


                               Financial services  Manufacturing   Telecom        Retail         Others          Total
                               ------------------  ------------- -----------   -------------   ------------   ------------
Revenues                          $ 48,071,082    $ 23,954,996   $ 21,796,805   $ 14,500,826   $ 22,209,049   $130,532,758
Identifiable operating expenses     16,655,766       9,506,579      5,527,419      3,869,375      7,790,866     43,350,005
Allocated expenses                  13,769,121       6,436,666      5,856,762      3,896,345      5,967,531     35,926,425
                                  ------------    ------------   ------------   ------------   ------------   ------------
Segmental operating income        $ 17,646,195    $  8,011,751   $ 10,412,624   $  6,735,106   $  8,450,652     51,256,328
Unallocable expenses                                                                                             8,818,512
                                                                                                              ------------
Operating income                                                                                                42,437,816
Other income (expense), net                                                                                      2,876,099
                                                                                                              ------------
Net income before taxes                                                                                         45,313,915
Taxes                                                                                                            6,072,556
                                                                                                              ------------
Net income after taxes                                                                                        $ 39,241,359
                                                                                                              ============

      Year ended March 31, 2002

                               Financial services  Manufacturing    Telecom        Retail         Others          Total
                               ------------------  -------------  ------------   -------------  ------------  -------------
Revenues                          $199,725,558     $ 93,404,474   $ 85,190,054   $ 67,027,323   $ 99,703,805  $ 545,051,214
Identifiable operating expenses     74,364,097       38,112,096     23,873,023     18,696,233     34,831,145    189,876,594
Allocated expenses                  51,905,935       23,321,898     21,273,366     16,667,939     24,840,829    138,009,967
                                  ------------     ------------   ------------   ------------   ------------  -------------
Segmental operating income        $ 73,455,526     $ 31,970,480   $ 40,043,665   $ 31,663,151   $ 40,031,831    217,164,653
Unallocable expenses                                                                                             38,616,746
                                                                                                              -------------
Operating income                                                                                                178,547,907
Other income (expense), net                                                                                      13,865,294
                                                                                                              -------------
Net income before taxes                                                                                         192,413,201
Taxes                                                                                                            27,946,892
                                                                                                              -------------
Net income after taxes                                                                                        $ 164,466,309
                                                                                                              =============

      2.21.2  Geographic segments

      Quarter ended June 30, 2002

                                                                               Rest of the
                                 North America      Europe          India          World          Total
                                 -------------   ------------   ------------   ------------   ------------
Revenues                          $112,948,058   $ 30,152,941   $  2,880,770   $ 10,333,100   $156,314,869
Identifiable operating expenses     44,304,784     11,120,956      1,202,559      3,351,112     59,979,411
Allocated expenses                  28,365,671      7,517,730      1,235,357      3,260,320     40,379,078
                                  ------------   ------------   ------------   ------------   ------------
Segmental operating income        $ 40,277,603   $ 11,514,255   $    442,854   $  3,721,668     55,956,380
Unallocable expenses                                                                             9,521,217
                                                                                              ------------
Operating income                                                                                46,435,163
Other income (expense), net                                                                      5,096,520
                                                                                              ------------
Net income before taxes                                                                         51,531,683
Taxes                                                                                            8,687,383
                                                                                              ------------
Net income after taxes                                                                        $ 42,844,300
                                                                                              ============

      Quarter ended June 30, 2001

                                                                               Rest of the
                                 North America      Europe          India          World          Total
                                 -------------   ------------   ------------   ------------   ------------
Revenues                          $ 94,209,426   $ 25,877,229   $  3,455,705   $  6,990,398   $130,532,758
Identifiable operating expenses     30,299,129      9,170,999      1,031,965      2,847,912     43,350,005
Allocated expenses                  25,597,816      7,031,150      1,309,296      1,988,163     35,926,425
                                  ------------   ------------   ------------   ------------   ------------
Segmental operating income        $ 38,312,481   $  9,675,080   $  1,114,444   $  2,154,323     51,256,328
Unallocable expenses                                                                             8,818,512
                                                                                              ------------
Operating income                                                                                42,437,816
Other income (expense), net                                                                      2,876,099
                                                                                              ------------
Net income before taxes                                                                         45,313,915
Taxes                                                                                            6,072,556
                                                                                              ------------
Net income after taxes                                                                        $ 39,241,359
                                                                                              ============

      Year ended March 31, 2002

                                                                               Rest of the
                                 North America      Europe          India         World          Total
                                 -------------   ------------   ------------   ------------  -------------
Revenues                          $388,168,447   $106,103,448   $ 10,735,626   $ 40,043,693  $ 545,051,214
Identifiable operating expenses    135,362,671     38,013,083      4,183,775     12,317,065    189,876,594
Allocated expenses                  98,093,268     26,809,588      3,119,373      9,987,738    138,009,967
                                  ------------   ------------   ------------   ------------  -------------
Segmental operating income        $154,712,508   $ 41,280,777   $  3,432,478   $ 17,738,890    217,164,653
Unallocable expenses                                                                            38,616,746
                                                                                             -------------
Operating income                                                                               178,547,907
Other income (expense), net                                                                     13,865,294
                                                                                             -------------
Net income before taxes                                                                        192,413,201
Taxes                                                                                           27,946,892
                                                                                             -------------
Net income after taxes                                                                       $ 164,466,309
                                                                                             =============

      2.21.3 Significant clients

      No clients individually accounted for more than 10% of the revenues in fiscal 2002, 2001 and 2000, respectively.

2.22 Commitments and contingencies

      The company has outstanding performance guarantees for various statutory purposes totaling $ 2,847,097, $ 2,547,989 and $ 3,334,700 as of June 30,
      2002 and 2001 and March 31, 2002, respectively. These guarantees are generally provided to governmental agencies.

2.23 Litigation

      The company is subject to legal proceedings and claims, which have arisen, in the ordinary course of its business. These actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the company.

Item 2. Management Discussion and Analysis of Financial Conditions and Results of Operations

      Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words "anticipate", "believe", "estimate", "intend", "will", "expect" and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading "Risk Factors" in the prospectus filed with the Securities and Exchange Commission, as well as the risk factors discussed in this quarter report. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their dates. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.

Overview

      We are an India based IT consulting and services company that utilizes an extensive infrastructure in India, which we call Offshore Software Development Centers or "OSDCs", to provide managed software solutions to clients worldwide. Our service offerings include business consulting, systems integration, application development, maintenance, re-engineering and product engineering. From fiscal 1998 through fiscal 2002, our total revenue increased from $68.3 million to $545.1 million. During the same period, the total number of our IT professionals increased from 2,200 to 9,400, and our OSDCs increased from nine to 16. We also commenced operations in four proximity development centers in the U.K. and the U.S. in fiscal 2001, one global development center in Canada and two proximity development centers in the U.S. in fiscal 2000.

      Our revenues are generated principally from software services provided on either a time-and-materials or a fixed-price, fixed-time frame basis. Revenues from services provided on a time-and-materials basis are recognized as the related services are performed. Revenues from services provided on a fixed-price, fixed-time frame basis are recognized pursuant to the percentage of completion method. Since we bear the risk of cost overruns and inflation with respect to fixed-price, fixed-time frame projects, our operating results could be adversely affected by inaccurate estimates of contract completion costs and dates, including wage inflation rates and currency exchange rates that may affect cost projections. Although we revise our project completion estimates from time to time, such revisions have not, to date, had a material adverse effect on our operating results or financial condition. We also develop and market certain software application products, including banking software that is licensed primarily to clients in Asia and Africa. Such software products represented 4.0% of total revenues in fiscal 2002. We earned 71.2% of our total revenues from North America, 19.5% from Europe, 2.0% from India and 7.3% from the rest of the world in fiscal 2002.

      Our cost of revenues primarily consists of salary and other compensation expenses, depreciation, data communications expenses, computer maintenance, cost of software purchased for internal use and foreign travel expenses. We depreciate our personal computers and servers over two years and mainframe computers over three years and we amortize intellectual property rights over a period of two through five years. Third party software is expensed at the time of acquisition.

      We assume full project management responsibility for each project that we undertake. Approximately, 67.4% of the work on a project during the quarter ended June 30, 2002 was performed at our facilities in India, and the balance of the work is performed at the client site. The proportion of work performed at our facilities and at client sites varies from quarter to quarter. We charge higher rates and incur higher compensation expenses for work performed at the client site. Services performed at a client site typically generate higher revenues per-capita at a lower gross margin than the same services performed at our facilities in India. As a result, total revenues, cost of revenues and gross profit in absolute terms and as a percentage of revenues fluctuate from quarter to quarter based on the proportion of work performed offshore at our facilities and at client sites. Additionally, any increase in work at client sites can decrease our gross margins.

      Revenues and gross profits are affected by employee utilization rates. Utilization rates depend, among other factors, on the number of employees enrolled in training programs, particularly our 14.5 week training course for new employees. Because a large percentage of new hires begin their initial training in the second quarter, our utilization rates have historically been lower in the second and third quarters of our fiscal year.

      Our selling and marketing expenses primarily consist of expenses relating to advertisements, brand building, rentals of sales and marketing offices, salaries of marketing personnel, and traveling and conveyance. Our general and administrative expenses comprise expenses relating to communications, finance and administration, legal and professional charges, management, rent, salary and other compensation, travel, and miscellaneous administrative costs.

      Other income includes interest income and foreign currency exchange gains.

Results of operations

Results for three months ended June 30, 2002 compared to three months ended June 30, 2001

      Revenue. Our total revenues were $156.3 million in the three months ended June 30, 2002, representing an increase of $25.8 million or 19.7% over total revenues of $130.5 million during the same period in the three months ended June 30, 2001. This increase was attributable to an increase of $34.8 million or 26.6% in the number of projects executed, offset by a $9.0 million or 6.9% decrease in prices at which contracts were executed. Revenues continued to increase in most segments of our services. Custom software development, re-engineering, maintenance and software development through OSDCs formed the majority of our revenues. The increase in revenues was attributable, in part, to a steady increase in business from existing clients and from certain new clients, particularly in the retail industry segment and others comprising the energy, utilities, transportation and logistics segments. Our retail clients comprised 11.6% and 11.1% of revenues in each of the three months ended June 30, 2002 and 2001, while our clients in other segments comprised 20.0% and 17.0% of revenues in each of the three months ended June 30, 2002 and 2001. Net sales of FINACLE(TM) and other products represented 3.8% of our total revenues in the three months ended June 30, 2002, as compared to 3.3% during the three months ended June 30, 2001. Revenues from services represented 96.2% of total revenues in the three months ended June 30, 2002, as compared to 96.7% in the three months ended June 30, 2001. Revenues from fixed-price, fixed-time frame contracts and from time-and-materials contracts represented 35.5% and 64.5% of total revenues for the three months ended June 30, 2002, as compared to 27.0% and 73.0% for the three months ended June 30, 2001. Revenues from North America and Europe represented 72.3% and 19.3% of total revenues for the three months ended June 30, 2002, as compared to 72.2% and 19.8% for the corresponding period in the three months ended June 30, 2001.

      Cost of revenues. Our cost of revenues was $85.3 million for the three months ended June 30, 2002, representing an increase of 24.7% over cost of revenues of $68.4 million for the corresponding period in the three months ended June 30, 2001. Cost of revenues represented 54.6% and 52.4% of total revenues in the three months ended June 30, 2002 and 2001. This increase in our cost of revenues as a percentage of revenues was attributable to:
      (i) an increase in compensation paid to our U.S. based Indian employees to comply with new immigration regulations introduced in the U.S. effective July 2001; (ii) increased personnel costs for new hires; and (iii) an increase in foreign travel costs. This increase was offset by a decrease in our data communication expenses and depreciation, which represented 0.9% and 5.2% of revenues in the three months ended June 30, 2002 as compared to 1.7% and 5.8% of revenues for the corresponding period in the three months ended June 30, 2001.

      Gross profit. Our gross profit was $71.0 million for the three months ended June 30, 2002, representing an increase of 14.3% over gross profit of $62.1 million for the three months ended June 30, 2001. As a percentage of total revenues, gross profit decreased to 45.4% for the three months ended June 30, 2002 from 47.6% for the corresponding period in the three months ended June 30, 2001. This decrease was attributable to: (i) an increase in compensation paid to our U.S. based Indian employees to comply with new immigration regulations introduced in the U.S. effective July 2001; (ii) increased personnel costs for new hires; and (iii) an increase in foreign travel costs. This increase was offset by a decrease in our data communication expenses and depreciation.

      Selling and marketing expenses. We incurred sales and marketing expenses of $11.3 million in the three months ended June 30, 2002, representing an increase of 91.5% over sales and marketing expenses of $5.9 million for the corresponding period in the three months ended June 30, 2001. The increase was primarily attributable to additional investment in brand building activities, increased participation in marketing seminars and conferences, increased hiring of sales and marketing employees and provisions for bonus payments to sales and marketing personnel. As a percentage of total revenues, sales and marketing expenses were 7.2% and 4.5% for the three months ended June 30, 2002 and June 30, 2001, respectively. The number of our sales offices increased to 28 as of June 30, 2002 up from 26 as of June 30, 2001, and the number of our sales and marketing personnel increased to 152 as of June 30, 2002, up from 122 as of June 30, 2001.

      General and administrative expenses. Our general and administrative expenses were $11.9 million for the three months ended June 30, 2002, representing a decrease of 4.8% over general and administrative expenses of $12.5 million for the three months ended June 30, 2001. General and administrative expenses were 7.6% and 9.6% of total revenues for the three months ended June 30, 2002 and June 30, 2001, respectively. This decrease in general and administrative expense as a percentage of revenues was primarily attributable to a decrease in the provision for doubtful accounts receivable, which comprised Nil and 1.1% of revenues in the three months ended June 30, 2002 and June 30, 2001, respectively.

      Amortization of deferred stock compensation expense. Amortization of deferred stock compensation expense was $1.2 million and $1.3 million in the three months ended June 30, 2002 and June 30, 2001 respectively.

      Amortization of intangible assets. Amortization of intangible assets was $0.2 million in the three months ended June 30, 2002. This represents amortization of certain intellectual property rights acquired by the company in the three months ended June 30, 2002.

      Operating income. Our operating income was $46.4 million for the three months ended June 30, 2002, representing an increase of 9.4% over operating income of $42.4 million for the three months ended June 30, 2001. As a percentage of revenues, operating income decreased to 29.7% for the three months ended June 30, 2002, from 32.5% for the three months ended June 30, 2001. Excluding the amortization of deferred stock compensation expense, the operating margin was 30.5% for the three months ended June 30, 2002, as compared to 33.5% for the three months ended June 30, 2001.

      Other income. Other income was $5.1 million for the three months ended June 30, 2002, an increase of 75.9% over other income of $2.9 million for the three months ended June 30, 2001. Other income increased due to an increased investible surplus and increased foreign exchange gains. Other income in the three months ended June 30, 2002 primarily comprised of interest income of $3.6 million and exchange gains of $1.3 million. Other income in the three months ended June 30, 2001 mainly comprised interest income of $2.5 million and exchange gains of $0.1 million.

      Provision for income taxes. Our provision for income taxes was $8.7 million in the three months ended June 30, 2002 compared to $6.1 million in the corresponding period in the three months ended June 30, 2001. Our effective tax rate increased to 16.9% for the three months ended June 30, 2002, as compared to 13.5% for the three months ended June 30, 2001. The increase in the effective tax rate was primarily attributable to an increase in foreign taxes paid in respect of our overseas operations in the three months ended June 30, 2002, as compared to the three months ended June 30, 2001. The increase is also due to the provisions of the Finance Act, 2002, which taxed 10% of the profits generated by our operations under the STP scheme in the current fiscal year. These operations enjoyed a 100% tax holiday in the previous fiscal year.

      Net income. Our net income was $42.8 million for the three months ended June 30, 2002, an increase of 9.2% over the net income of $39.2 million for the three months ended June 30, 2001. As a percentage of total revenues, net income decreased to 27.4% for the three months ended June 30, 2002 from 30.1% for the three months ended June 30, 2001.

Liquidity and capital resources

      Our growth has been financed largely by cash generated from operations and, to a lesser extent, from the proceeds of equity issues and borrowings. In 1993, we raised approximately $4.4 million in gross aggregate proceeds from our initial public offering of equity shares on Indian stock exchanges. In 1994, we raised an additional $7.7 million through private placements of our equity shares with foreign institutional investors, mutual funds, Indian domestic financial institutions and corporations. On March 11, 1999 we raised $70.4 million in gross aggregate proceeds from our initial U.S. public offering of ADSs on the NASDAQ.

      As of June 30, 2002, we had $235.5 million in cash and cash equivalents, $303.2 million in working capital and no outstanding bank borrowings. We believe that a sustained cut in IT spending, the longer decision time that may be taken by our customers, and the continued downturn in any of the various industry segments that we operate in, will result in the decline of our revenue growth and affect our liquidity and cash resources.

      Net cash provided by operating activities was $43.6 million and $48.9 million in the three months ended June 30, 2002 and 2001. Net cash provided by operations consisted primarily of net income offset, in part, by an increase in accounts receivable. Accounts receivable as a percentage of total revenues, represented 13.5% and 12.6% as of June 30, 2002 and June 30, 2001, respectively.

      Prepaid expenses and other current assets increased by $8.5 million during the three months ended June 30, 2002, as compared to a decrease of $ 0.3 million during the three months ended June 30, 2001. The increase during the three months ended June 30, 2002 was primarily due to an increase in prepaid expenses and unbilled revenues. Unbilled revenues comprise revenues recognized in respect of which the company was not yet contractually permitted to invoice customers. Other accrued liabilities increased by $7.1 million and $3.8 million in the three months ended June 30, 2002 and 2001 primarily due to an increase in accrued compensation to staff and provisions for expenses in both periods.

      The increase in unearned revenues during the three months ended June 30, 2002 was $5.8 million compared to $0.2 million during the three months ended June 30, 2001, and consists primarily of advance client billings on fixed-price, fixed-time frame contracts for which related costs were not yet incurred. The proportion of fixed-price contracts under which the company was entitled to bill clients in advance increased as of June 30, 2002 over the prior year.

      Net cash used in investing activities was $13.2 million and $24.7 million in the three months ended June 30, 2002 and June 30, 2001, respectively. Net cash used in investing activities for acquiring property, plant and equipment in the three months ended June 30, 2002 and 2001 was $7.7 million and $20.6 million. Additionally, the company acquired intangible assets in the amount of $2.9 million and made loans to employees in the amount of $2.6 million during the three months ended June 30, 2002. During the three months ended June 30, 2001, cash used in investing activities also included loans made to employees of $2.0 million and purchase of investments amounting to $2.2 million.

      Net cash used in financing activities for the three months ended June 30, 2002 was $5.4 million, primarily comprising cash raised by the issue of preferred stock of the company's subsidiary of $10.0 million offset by dividend payments of $15.5 million. Net cash used in financing activities for the three months ended June 30, 2001 primarily comprised dividend payments of $11.3 million.

      As of June 30, 2002, we had contractual commitments for capital expenditure of $14.3 million.

Reconciliation between U.S. and Indian GAAP

      There are material differences between financial statements prepared as per Indian and U.S. GAAP. The material differences are primarily attributable to U.S. GAAP requirements for the:

      -  accounting for stock-based compensation; and

      -  consolidation of majority owned subsidiaries.

                                                                                       Three months ended June 30
                                                                                    -------------------------------
                                                                                        2002               2001
                                                                                    ------------       ------------
      Net profit as per Indian GAAP (unconsolidated)                                $ 44,338,245       $ 40,501,114
      Amortization of deferred stock compensation expense under APB Opinion 25        (1,243,948)        (1,259,755)
      Loss of consolidated subsidiary                                                   (249,997)                --
      Net income as per US GAAP (consolidated)                                      $ 42,844,300       $ 39,241,359
                                                                                    ------------       ------------

Income taxes

      Our net income earned from providing services in client premises outside India is subject to tax in the country where we perform the work.

      Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

      Currently, we benefit from the tax holidays the Government of India gives to the export of information technology services from specially designated "Software Technology Parks" in India. As a result of these incentives, our operations have been subject to relatively insignificant tax liabilities. These tax incentives include a 10-year tax holiday from payment of Indian corporate income taxes for the operation of our Indian facilities, all but one of which are "Export Oriented Undertakings" or located in "Software Technology Parks" or "Export Processing Zones"; and an income tax deduction of 100% for profits derived from exporting information technology services. We can use either of these two tax incentives. As a result of these two tax exemptions, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the three months ended June 30, 2002 and 2001, with out accounting for double taxation treaty set offs, our tax benefits were $18.6 million and $15.7 million, from such tax incentives.

      The Finance Act, 2000 phases out the 10-year tax holiday over a ten-year period from fiscal 2000 through fiscal 2009. Accordingly, facilities set up in India on or before March 31, 2000 have a 10-year tax holiday, new facilities set up on or before March 31, 2001 have a 9-year tax holiday and so forth until March 31, 2009, after which the tax holiday will no longer be available to new facilities. Our current tax holidays expire in stages by 2009. Additionally, the Finance Act, 2002 had proposed that ten percent of all income derived from services located in "Software Technology Parks" be subject to income tax for a one-year period ending March 31, 2003.

      The Finance Act, 2000 also restricts the scope of the tax exemption to export income earned by software development centers that are "Export Oriented Undertakings" or located in "Software Technology Parks" or "Export Processing Zones" as compared to the earlier exemption which was available to business profits earned by them. For companies opting for the 100% tax deduction for profits derived from exporting information technology services, the Finance Act, 2000 phases out the income tax deduction over the next five years beginning on April 1, 2000.

Quantitative and qualitative disclosures about market risk

      General

      Market risk is the loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables.

      Our exposure to market risk is a function of our borrowing activities and revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market arises out of our foreign currency accounts receivable.

      Risk management procedures

      Management is responsible for our internal controls and financial reporting process. The independent auditors are responsible for performing an independent audit of our financial statements in accordance with the generally accepted auditing standards, and for issuing a report thereon. Our audit committee's responsibility is to monitor these processes. The audit committee is also responsible for overseeing the processes related to financial reporting and information dissemination, in order to ensure that the financial statements are fair, sufficient and credible. In addition, the audit committee recommends to the board of directors, the appointment of our internal and statutory auditors.

      Components of market risk

      Our exposure to market risk arises principally from exchange rate risk.

      Exchange rate risk: Even though our functional currency is the Indian rupee, we transact a major portion of our business in foreign currencies, particularly the U.S. dollar. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables. Although we constantly evaluate our net exchange rate exposure arising from these transactions, we do not actively hedge against such exposure. We may, in the future, adopt more active hedging policies, and have done so in the past. As a result, changes in exchange rates may adversely affect our operating results. As of June 30, 2002 and 2001, we had outstanding foreign exchange forward contracts in the aggregate amounts of $4.0 million and $35.0 million. These contracts typically mature within three months, must be settled on the day of maturity, and may be canceled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market rate on the date of cancellation.

      Principles of currency translation

      The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. For the three months ended June 30, 2002 and in fiscal 2002 and 2001, our U.S. dollar denominated revenues represented 87.3%, 87.7% and 89.6% of our total revenues.

      Our revenues generated in foreign currencies are translated into rupees at the exchange rate prevailing on the dates we recognized these revenues. The expenses of our overseas operations incurred in foreign currencies are translated in rupees at either the monthly average exchange rate or the exchange rate on the date the expense is incurred, depending on the source of the payment for such expense. Assets and liabilities of our foreign branches held in foreign currency are translated into rupees at the end of the applicable reporting period. For U.S. GAAP reporting, our financial statements are translated into dollars using the average monthly exchange rate for revenues and expenses and the period end rate for assets and liabilities. The gains or losses from such translation are reported as "Other comprehensive income", a separate component of stockholders' equity. We expect that a majority of our total revenues will continue to be generated in dollars and that significant portion of our expenses, including personnel costs as well as capital expenditure, will continue to be incurred in rupees. Consequently, our operating results may be adversely affected to the extent the rupee appreciates against the dollar.

      Critical accounting policies

      High-quality financial statements require rigorous application of high-quality accounting policies. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on management's judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

      We prepare financial statements in conformity with U.S. GAAP which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We primarily make estimates of contract costs expected to be incurred to complete development of software, allowances for doubtful accounts receivable, our future obligations under employee retirement and benefit plans, useful lives of property, plant and equipment, and contingencies and litigation.

      We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Certain of our accounting policies require higher degrees of judgment than others in their application. These include revenue recognition as well as accounting for income taxes. Our accounting policy and related procedures for revenue recognition on such contracts and on income taxes are set out below.

      Revenue recognition

      We derive our revenues primarily from software services and licensing of software products. We make and use significant management judgments and estimates in connection with the revenue that we recognize in any accounting period. Material differences may result in the amount and timing of our revenue for any period, if we made different judgments or utilized different estimates.

      We enter into contracts for software services with clients either on a time-and-material basis or on a fixed-price, fixed-timeframe basis. Such contracts require us to deliver software that involves significant production, modification or customization. We therefore apply the provisions of Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended, read together with certain provisions of SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," and Accounting Research Bulletin 45, "Long-Term Construction-Type Contracts and Certain Production-Type Contracts," in recognizing revenue arising from such contracts for software services. For contracts that are entered into on a time-and-material basis, we recognize revenue as the related services are rendered. For contracts that are entered into on a fixed-price, fixed-timeframe basis, we recognize revenue under the percentage-of-completion method. This is because we believe that estimates of costs to complete and extent of progress toward completion of such contracts are reasonably dependable. We estimate the percentage-of-completion based on the ratio of efforts performed to date to estimated total efforts at completion.

      Clients with whom we have entered into contracts for software services on a fixed-price, fixed-timeframe basis are provided with a fixed-period warranty for correction of errors and telephone support. We accrue for costs associated with such support services at the time related revenues are recorded based on our historical experience.

      We also earn fees from clients for the license of software products. We apply the provisions of SOP 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" to all transactions involving the sale of software products. In accordance with SOP 97-2, we recognize license fee revenues when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. At the time of the transaction, we assess whether the fee associated with our revenue transactions is fixed and determinable and whether or not collection is reasonably assured. We assess whether the fee is fixed and determinable based on the payment terms associated with the transaction. We assess collection based on a number of factors, including the credit-worthiness of the client. We also provide other services in conjunction with such licensing arrangements. In such cases, we allocate the total revenue from such contracts to each component of the contract using the residual method. Under this method, we defer revenue for the undelivered services and recognize only the residual amounts as revenue for delivered elements.

      We recognize revenue for maintenance services ratably over the term of the underlying maintenance agreement, generally 12 months. We earn revenues from client training, support, and other services related to the license of software products, which is generally recognized as these services are performed. In certain instances, we receive advances for software development services and products. We report such amounts as client deposits until all conditions for revenue recognition are met.

      Income taxes

      As part of our financial reporting process, we are required to estimate our liability to income taxes in each of the tax jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure together with an assessment of temporary differences resulting from differing treatment of items, such as depreciation on property, plant and equipment, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our balance sheet.

      We face challenges from domestic and foreign tax authorities regarding the amount of current taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Based on our evaluation of our tax position, we believe we have adequately accrued for probable exposures. To the extent we are able to prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted.

      Our deferred tax assets comprise assets arising from basis differences in depreciation on property, plant and equipment, investments for which the ultimate realization of the tax asset may be dependent on the availability of future capital gains, and provisions for doubtful accounts receivable. We assess the likelihood that our deferred tax assets will be recovered from future taxable income. This assessment takes into consideration tax planning strategies, including levels of historical taxable income and assumptions regarding the availability and character of future taxable income over the periods in which the deferred tax assets are deductible. We believe it is more likely than not that we will realize the benefits of those deductible differences, net of the existing valuation differences at June 30, 2002. The ultimate amount of deferred tax assets realized may be materially different from those recorded, as influenced by potential changes in income-tax laws in the tax jurisdictions where we operate.

      To the extent we believe that realization of a deferred tax asset is not likely, we establish a valuation allowance or increase this allowance in an accounting period and include an expense within the tax provision in our statements of income. As of June 30, 2002 and 2001 and March 31, 2002, we recorded valuation allowances of $0.6 million, $1.5 million and $0.7 million due to uncertainties related to our ability to utilize some of our deferred tax assets comprising provisions for doubtful accounts receivable. In the event that actual results differ from these estimates of valuation allowance or if we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

Risk factors

      Risks related to our company

      Any inability to manage our rapid growth could disrupt our business and reduce our profitability.

      We have experienced significant growth in recent periods. Our revenues increased 31.7% in fiscal 2002 as compared to fiscal 2001, and increased 103.4% in fiscal 2001 as compared to fiscal 2000. As of March 31, 2002, we employed approximately 9,400 IT professionals worldwide as compared to 8,660 and 4,625 IT professionals as of March 31, 2001 and 2000. As of June 30, 2002, we employed approximately 9,940 software professionals worldwide as compared to 8,720 software professionals as of June 30, 2001. In the last four fiscal years we have approved and undertaken major expansions of our existing facilities as well as the construction of new facilities.

      We expect our growth to place significant demands on our management and other resources. It will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in:

      - recruiting and retaining sufficient skilled technical, marketing and management personnel;

      - providing adequate training and supervision to maintain our high quality standards; and

      -  preserving our culture and values and our entrepreneurial environment.

      Inability to manage our growth effectively could adversely affect our business and reduce our profitability.

      Our revenues are difficult to predict and can vary significantly from quarter to quarter which could cause our share price to decline significantly.

      Our revenues have historically fluctuated and may fluctuate significantly in the future depending on a number of factors, including:

      -  the size, timing and profitability of significant projects;

      - the proportion of services that we perform at client sites rather than at our offshore facilities;

      - the accuracy of our estimates of the resources required to complete ongoing projects, particularly projects per formed under fixed price, fixed-timeframe contracts;

      - a change in the mix of services provided to our clients, or in the relative proportion of services and product revenues;

      - the effect of seasonal hiring patterns and the time required to train and productively utilize new employees;

      -  the size and timing of facilities expansion; and

      - unanticipated variations in the duration, size and scope of our projects.

      The majority of our total operating expenses, particularly of personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates may cause significant variations in our operating results in any particular quarter. There are also a number of factors other than our performance and not within our control that could cause fluctuations in our operating results from quarter to quarter. These include:

      -  the timing of tax holidays and other Government of India incentives;

      -  currency exchange rate fluctuations; and

      -  other general economic factors.

      We believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of our future performance. Thus, it is possible that in the future some of our quarterly results of operations may be below the expectations of market analysts and our investors, and the share price of our equity shares and our ADSs could decline significantly.

      Our customers may defer or terminate projects before completion or choose not to renew contracts, most of which are terminable at will, which could adversely affect our profitability.

      Our contracts with customers do not commit our customers to provide us with a specific volume of business and can typically be terminated by our clients with or without cause, with little or no advance notice and without penalty, which could reduce our revenues significantly. Additionally, our contracts with clients typically are limited to a specific project without any commitment of future work. There are also a number of factors other than our performance and not within our control that could cause the loss of a client, including:

      -  financial difficulties for a client;

      -  a demand for price reductions;

      -  a change in outsourcing strategy by moving more work in-house; and

      - the replacement of existing software with packaged software supported by licensors.

      Any of these factors could reduce our profitability.

      A significant portion of our revenues is earned from the United States and derived from clients in only a few industry segments. This increases the likelihood that the slowdown in IT spending in the United States will affect our profitability.

      We have historically earned a significant portion of our revenues from the United States. For the three months ended June 30, 2002 and in fiscal 2002 and 2001, approximately 70.8%, 69.1% and 70.0% of our revenues were from the United States. In addition, we derive a significant proportion of our revenues from certain industry segments. For the three months ended June 30, 2002 and in fiscal 2002 and 2001, we earned 36.8%, 36.6% and 33.7% of our revenues from the financial services segment, and 11.6%, 12.3% and 9.1% from the retail segment. During an economic slowdown, our clients in the United States may reduce or postpone their IT spending significantly, which may in turn, lower the demand for our services and affect our profitability. Additionally, any significant decrease in the growth of the financial services or retail industry segments may reduce the demand for our services and affect our profitability significantly.

      Currency exchange rate fluctuations may affect the value of the ADSs.

      Market risks relating to our operations result primarily from changes in interest rates and changes in foreign exchange rates. Our functional currency is the Indian rupee although we transact a major portion of our business in foreign currencies and accordingly face foreign currency exposure through our sales in the United States and purchases from overseas suppliers in dollars. In our U.S. operations, we do not actively hedge against exchange rate fluctuations, although we may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on our net sales, cost of services sold, gross margin and net income, any of which alone or in the aggregate may in turn have a material adverse effect on our business, operating results and financial condition. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. During the four-year period from March 31, 1998 through March 31, 2002, the value of the rupee against the dollar declined by approximately 29.5%. For the three months ended June 30, 2002 and in fiscal 2002 and 2001, our dollar-denominated revenues represented 87.3%, 87.7% and 89.5% of our total revenues. We expect that a majority of our revenues will continue to be generated in dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, the results of our operations will be adversely affected to the extent the rupee appreciates against the dollar. We have sought to reduce the effect of exchange rate fluctuations on our operating results by purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable on a need basis. As of June 30, 2002, we had outstanding forward contracts in the amount of $4.0 million. These contracts typically mature within three months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. We use these instruments only as a hedging mechanism and not for speculative purposes. We cannot assure you that we will purchase contracts adequate to insulate ourselves from foreign exchange currency risks or that any such contracts will perform adequately as a hedging mechanism. Devaluation of the Indian rupee will result in foreign currency translation losses. For example, for the three months ended June 30, 2002, fiscal 2002 and 2001, our foreign currency translation losses were approximately $0.2 million, $16.7 million and $14.5 million.

      Fluctuations in the exchange rate between the rupee and the dollar will also affect the dollar conversion by the Depositary of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, fluctuations in the exchange rate between the rupee and the dollar will affect the dollar equivalent of the rupee price of equity shares on the Indian Stock Exchanges and, as a result, are likely to affect the prices of our ADSs in the United States. Such fluctuations will also affect the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the Depositary under the Depositary Agreement. We cannot assure you that holders will be able to convert rupee proceeds into dollars or any other currency or with respect to the rate at which any such conversion could occur.

      We are investing substantial cash assets in new facilities.

      As of June 30, 2002, we had contractual commitments of $14.3 million for capital expenditure and have budgeted for significant infrastructure expansion in the near future. Although we have successfully developed new facilities in the past, we may still encounter cost overruns or project delays in connection with the new facilities. Additionally, future financing for additional facilities, whether within India or elsewhere, may not be available on attractive terms or at all. Such an expansion will significantly increase our fixed costs. Therefore, if we are unable to grow our business proportionately, our profitability will be reduced.

      Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, which could hamper our growth and cause our revenues to decline.

      If U.S. immigration laws change and make it more difficult for us to obtain H-1B and L-1 visas for our employees, our ability to compete for and provide services to clients in the United States could be impaired. This in turn could hamper our growth and cause our revenues to decline. Our employees who work onsite at client facilities or at our facilities in the United States on temporary and extended assignments typically must obtain visas. As of June 30, 2002, the majority of our personnel in the United States held H-1B visas (1,734 persons) or L-1 visas (629 persons). An H-1B visa is a temporary work visa, which allows the employee to remain in the U.S. while he or she remains an employee of the sponsoring firm, and the L-1 visa is an intra-company transfer visa, which only allows the employee to remain in the United States temporarily. Although there is no limit to new L-1 petitions, there is a limit to the aggregate number of new H-1B petitions that the U.S. Immigration and Naturalization Service ("USINS") may approve in any government fiscal year. We may not be able to obtain the H-1B visas necessary to bring critical Indian professionals to the United States on an extended basis during the years in which this limit is reached. This limit was reached in March 2000 for the U.S. Government's fiscal year ended September 30, 2000. While we anticipated that this limit would be reached before the end of the U.S. Government's fiscal year, and made efforts to plan accordingly, we cannot assure you that we will continue to be able to obtain a sufficient number of H-1B visas. In response to the recent terrorist attacks in the United States, the USINS has increased the level of scrutiny in granting visas. As a result, we may not be able to obtain a sufficient number of H-1B visas for our employees.

      Our international operations subject us to risks inherent in doing business on an international level. This could harm our operating results.

      While to date most of our software development facilities are located in India and in the United States, we intend to establish new development facilities, potentially in Southeast Asia and Europe. We have not yet made substantial contractual commitments to establish any new facilities and we cannot assure you that we will not significantly alter or reduce our proposed expansion plans. Because of our limited experience with facilities outside of India, we are subject to additional risks including, among other things, difficulties in regulating our business globally, export requirements and restrictions, and multiple and possibly overlapping tax structures. Any of these events could harm our future performance.

      Our success depends in large part upon our management team and other highly skilled professionals. If we fail to retain and attract these personnel, our business may be unable to grow and our revenues could decline, which may decrease the value of our shareholders' investment.

      We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman, our CEO, our COO, other executive members of the board and the management council members. Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially project managers, software engineers and other senior technical personnel. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects, and to continue to expand our business will be impaired and our revenues could decline. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer. We may not be able to hire and retain enough skilled and experienced employees to replace those who leave. Additionally, we may not be able to redeploy and retrain our employees to keep pace with continuing changes in technology, evolving standards and changing client preferences.

      Our revenues are highly dependent upon a small number of clients.

      We have historically earned, and believe that in the future too will continue to derive, a significant portion of our revenues from a limited number of corporate clients. For the three months ended June 30, 2002 and in fiscal 2002 and fiscal 2001, our largest client accounted for 5.8%, 6.1% and 7.3%, of our total revenues, and our five largest clients accounted for 23.6%, 24.1% and 26.0% of our total revenues. The volume of work we perform for specific clients is likely to vary from year to year, particularly since we are usually not the exclusive outside software service provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. There are a number of factors other than our performance that could cause the loss of a client and that may not be predictable. For example, in 1995, we chose to reduce significantly the services provided to our then-largest client rather than accept the price reductions and increased resources sought by the client. In other circumstances, we reduced significantly the services provided to a client when the client either changed its outsourcing strategy by moving more work in-house and reducing the number of its vendors, or replaced its existing software with packaged software supported by the licensor. As a result, if we were to lose one of our major clients or have it significantly reduce its volume of business with us, our profitability could be reduced.

      Our costs could increase if the Government of India reduces or withholds tax benefits and other incentives it provides to us.

      Currently, we benefit from certain tax incentives under Indian tax laws. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. These tax incentives include a 10-year tax holiday from payment of Indian corporate income taxes for the operation of our Indian facilities, all but one of which are "Export Oriented Undertakings" or located in "Software Technology Parks" or "Export Processing Zones"; and an income tax deduction of 100% for profits derived from exporting information technology services. As a result, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the three months ended June 30, 2002 and in fiscal 2002 and 2001, without accounting for double taxation treaty set-offs, our tax benefits were $18.6 million, $67.3 million and $57.3 million from such tax incentives. We are currently also eligible for exemptions from other taxes, including customs duties. The Finance Act, 2000 phases out the 10-year tax holiday over a ten-year period from fiscal 1999-2000 through fiscal 2008-2009. Our current tax holidays expire in stages by 2009. Additionally, the Finance Act, 2002 has proposed that ten percent of all income derived from services located in "Software Technology Parks" be subject to income tax for the one-year period ending March 31, 2003. For companies opting for the 100% tax deduction for profits derived from exporting information technology services, the Finance Act, 2000 phases out the income tax deduction over the next five years beginning on April 1, 2000. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase. Additionally, the Government of India could enact similar laws in the future, which could further impair our other tax incentives.

      Our failure to complete fixed-price, fixed-timeframe contracts on budget and on time may negatively affect our profitability, which could decrease the value of our shareholders' investment.

      As a core element of our business strategy, we offer a portion of our services on a fixed-price, fixed-timeframe basis, rather than on a time and material basis. Although we use specified software engineering processes and our past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-timeframe projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to accurately estimate the resources and time required for a project, future wage inflation rate and currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer.

      Disruptions in telecommunications could harm our service model, which could result in a reduction of our revenues.

      A significant element of our business strategy is to continue to leverage and expand our software development centers in Bangalore, Bhubaneshwar, Chennai, Hyderabad, Mangalore, Mohali, Mysore and Pune, all in India, as well as overseas. We believe that the use of a strategically located network of software development centers will provide us with cost advantages, the ability to attract highly skilled personnel in various regions of the country and the world, the ability to service clients on a regional and global basis, and the ability to provide services to our clients 24 hours a day, seven days a week. Part of our service model is to maintain active voice and data communications between our main offices in Bangalore, our clients' offices, and our other software development and support facilities. Although we maintain redundant facilities and satellite communications links, any significant loss in our ability to transmit voice and data through satellite and telephone communications would result in a reduction of our revenues.

      Intense competition in the market for IT services could affect our cost advantages, which could decrease our revenues.

      The market for IT services is highly competitive. Our competitors include software companies, IT companies, large international accounting firms and their consulting affiliates, systems consulting and integration firms, other technology companies and client in-house information services departments, both international and domestic. Many of our competitors have significantly greater financial, technical and marketing resources and generate greater revenue than we do. We cannot be reasonably certain that we will be able to compete successfully against such competitors, or that we will not lose clients to such competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as our ability to attract, motivate and retain skilled employees, the price at which our competitors offer comparable services, and the extent of our competitors' responsiveness to their clients' needs.

      Wages in India have historically been lower than wages in the United States and Europe, which has been one of our competitive advantages. Wage increases in India may prevent us from sustaining this competitive advantage and may reduce our profit margins.

      Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive. Additionally, recent and future changes in the immigration laws of the countries where our employees are working on-site at client facilities on short-term assignments may require us to compensate such employees at a minimum wage level that is higher than our current India-based wage rates. Unless we are able to continue to increase the efficiency and productivity of our employees, wage increases in the long term may reduce our profit margins.

      We may be liable to our clients for damages caused by system failures, which could damage our reputation and cause us to lose customers.

      Many of our contracts involve projects that are critical to the operations of our clients' businesses, and provide benefits which may be difficult to quantify. Any failure in a client's system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for damages resulting from negligent acts, errors, mistakes or omissions, in rendering our services, we cannot be assured that the limitations on liability we provide for in our service contracts will be enforceable in all cases, or that it will otherwise protect us from liability for damages. Although we maintain general liability insurance coverage, including coverage for errors or omissions, we cannot be assured that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could reduce our operating results.

      We may engage in future acquisitions, investments, strategic partnerships or other ventures that may harm our performance, dilute the holdings of our shareholders and cause us to incur debt or assume contingent liabilities.

      We may acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets. We may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. If we acquire another company, we could have difficulty in assimilating that company's personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. As of the date of this report, we have no agreement to enter into any material investment or acquisition transaction.

      If our strategic investments fail, the write-offs on such investments could affect our profitability.

      We make strategic investments in new technology start-ups in order to gain experience in niche technologies. We had invested an aggregate amount of $2.2 million in strategic investments in fiscal 2002. However, we cannot assure you that our investments will be successful and we will benefit from such investments. The loss of any such investments could have a material adverse effect on our operating results. In fiscal 2001, we wrote off our investments in EC Cubed Inc. and Alpha Thinx Mobile Services AG.

      We may be unable to recoup our investment costs to develop our software products.

      In the three months ended June 30, 2002 and in fiscal 2002 and 2001, we earned 3.8%, 4.0% and 2.5% of our total revenue from the sale of software products. The development of our software products requires significant investments. The markets for our primary software product are competitive and currently located in developing countries, and we cannot assure you that such a product will continue to be commercially successful. Also, we cannot assure you that any new products we develop will be commercially successful or that the costs of developing such new products will be recouped. Since software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for development of such products, delayed revenues may cause periodic fluctuations of our operating results.

      Our officers and directors can continue to control our board and may have interests which conflict with those of our other shareholders or holders of our ADSs.

      Our officers and directors, together with members of their immediate families, in the aggregate, beneficially own approximately 24.34% of our issued equity shares. As a result, acting together, this group has the ability to exercise significant control over most matters requiring our shareholders' approval, including the election and removal of directors and significant corporate transactions. Additionally, our Articles provide that Mr. N. R. Narayana Murthy, our Chairman and one of our principal founders, shall serve as the Chairman of our board and shall not be subject to re-election as long as he and his relatives own at least 5% of our outstanding equity shares. This control could delay, defer or prevent a change in control of our company, impede a merger, consolidation, takeover or other business combination involving us, or discourage a potential acquiror from attempting to obtain control over us.

      You may be restricted in your ability to exercise preemptive rights under Indian law and thereby suffer dilution of your ownership position.

      Under the Indian Companies Act, 1956 or the "Indian Companies Act", a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voted on the resolution. U.S. holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended, or "Securities Act", is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration statement as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights and any other factors we consider appropriate at the time. We may elect not to file a registration statement related to preemptive rights otherwise available by law to you. In the case of future issuances, the new securities may be issued to our depositary, which may sell the securities for your benefit. The value, if any, our depositary would receive upon the sale of such securities cannot be predicted. To the extent that you are unable to exercise preemptive rights granted in respect of the equity shares represented by your ADSs, your proportional interests in our company would be reduced.

      Holders of ADSs may be restricted in their ability to exercise voting rights.

      At our request, the depositary bank will mail to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. If the depositary bank receives voting instructions from you in time, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

      Risks related to investments in Indian companies.

      We are incorporated in India, and a substantial amount of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by political, social and economic developments affecting India, Government of India policies, including taxation and foreign investment policies, government currency exchange control, as well as changes in exchange rates and interest rates.

      Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

      South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and on the market for our services.

      Political instability or changes in the government in India could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our financial results and prospects.

      Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The Government of India has changed five times since 1996. The current Government of India, formed in October 1999, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. We cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular.

      Indian law limits our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

      Indian law relating to foreign exchange management constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or an acquisition of, an Indian company requires approval from relevant government authorities in India including the Reserve Bank of India. However, the Government of India currently does not require prior approvals for IT companies, subject to certain exceptions. Under any such exception, if the Government of India does not approve the investment or implements a limit on the foreign equity ownership of IT companies, our ability to seek and obtain additional equity investment by foreign investors will be constrained. In addition, these restrictions, if



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      applied to us, may prevent us from entering into a transaction, such as an acquisition by a non-Indian company, which would otherwise be beneficial for our company and the holders of our equity shares and ADSs.

      Indian law imposes foreign investment restrictions that limit a holder's ability to convert equity shares into ADSs, which may cause our equity shares to trade at a discount or premium to the market price of our ADSs.

      Recently, the Government of India has permitted two-way fungibility of ADSs, subject however to sectoral caps and certain conditions. Additionally, investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to Indian Rs.1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause our equity shares to trade at a discount or premium to the ADSs.

      Except for limited circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. Since currency exchange controls are in effect in India, the Reserve Bank of India will approve the price at which equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Additionally, except in certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain an additional Reserve Bank of India approval for each transaction. We cannot assure our ADS holders that any required approval from the Reserve Bank of India or any other government agency can be obtained on any terms or at all.

      Our ability to acquire companies organized outside India depends on the approval of the Government of India and/or the Reserve Bank of India. Our failure to obtain approval from the Government of India and/or the Reserve Bank of India for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our revenues.

      The Ministry of Finance of the Government of India and the Reserve Bank of India must approve our acquisition of any company organized outside of India. The Government of India has recently issued a policy statement permitting acquisitions of companies organized outside India with a transaction value:

      - if in cash, effective April 28, 2001 up to 100% of the proceeds from an ADSs offering; and

      - if in stock, the greater of $100 million or ten times the acquiring company's previous fiscal year's export earnings.

      We cannot assure you that any required approval from the Reserve Bank of India and the Ministry of Finance or any other government agency can be obtained. Our failure to obtain approval from the Government of India for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our revenues.

      The laws of India do not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights. Unauthorized use of our intellectual property may result in development of technology, products or services which compete with our products.

      Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

      The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increase, we believe that companies in our industry will face more frequent patent infringement claims. Defense against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company. Although there are no pending or threatened intellectual property lawsuits against us, if we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all.

      It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates.

      We are incorporated under the laws of India and many of our directors and executive officers, and some of the experts named in this document, reside outside the United States. In addition, virtually all of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to:

      - effect service of process upon us outside India, or these persons outside the jurisdiction of their residence; or

      - enforce against us in courts outside of India, or these persons outside the jurisdiction of their residence, judgments obtained in U.S. courts, including judgments predicated solely upon the federal securities laws of the United States.

      We have been advised by our Indian counsel that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment which has been obtained in the United States. If and to the extent Indian courts are of the opinion that fairness and good faith so required, it would, under current practice, give binding effect to the final judgment which had been rendered in the United States unless such a judgment contravened principles of public policy of India.



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Item 3. Quantitative and Qualitative Disclosure About Market Risk

3.1   Foreign Currency Market Risk

      This information is set forth under the caption "Exchange rate risk" under components of market risk, above, and is incorporated herein by reference.

Part II - Other Information

Item 1. Legal Proceedings

      The company, its directors, senior executive officers and affiliates are not currently a party to any material legal proceedings.

Item 2. Changes in Securities and Use of Proceeds

      None

Item 3. Default upon senior securities

      None

Item 4. Submission of matters to a vote of security holders

      a) The company held its Annual General Meeting of the Shareholders ("AGM") on June 8, 2002.

      b) The following directors retired by rotation at the AGM held on June 8, 2002, were eligible for re-election, and were re-elected by a requisite majority vote:

           Nandan M. Nilekani         T. V. Mohandas Pai
           Philip Yeo                 Phaneesh Murthy              K. Dinesh

      c) The following are the other directors whose term of office as a director continues after the AGM:

           N. R. Narayana Murthy      Senator Larry Pressler       S. Gopalakrishnan             Rama Bijapurkar
           Deepak M. Satwalekar       Claude Smadja                Prof. Marti G. Subrahmanyam   S. D. Shibulal
           Prof. Jitendra Vir Singh   Srinath Batni                Dr. Omkar Goswami

Item 5. Other Information

        a) The following is a brief description of the matters voted upon at the AGM of the company held on June 8, 2002 along with votes cast for, against or withheld, as well as the number of abstentions and broker non-votes, as to each matter. The matters to be voted upon were notified to the shareholders on record and all Registered Holders of the American Depositary Receipts (the "ADRs") who were holding the ADRs as on a record date determined by the Depositary.

ORDINARY BUSINESS

                                                                                                    Votes against/   Abstentions/
                                                                                         Votes for     Withheld    Broker Non-votes
Brief Description of the matter put to vote                                              (1)(2)(3)     (1)(2)(3)       (1)(2)(3)
-------------------------------------------                                              ---------  -------------- ----------------
1.  To receive, consider and adopt the Balance Sheet as at March 31, 2002 and the Profit & Loss Account for the year ended on that date and the
    Report of Directors' and Auditors' thereon                                                186            1              --

2.  To declare a final dividend of Rs.12.50 per share pro-rata                                186            1              --

3.  To appoint a director in place of Mr. Nandan M. Nilekani who retires
    by rotation and is eligible for re-election                                               186            1              --

4.  To appoint a director in place of Mr. Philip Yeo who retires by rotation and
    is eligible for re-election                                                               186            1              --

5.  To appoint a director in place of Mr. K. Dinesh who retires by rotation and
    is eligible for re-election                                                               186            1              --

6.  To appoint a director in place of Mr. T. V. Mohandas Pai who retires by rotation
    and is eligible for re-election                                                           186            1              --

7.  To appoint a director in place of Mr. Phaneesh Murthy who retires by rotation
    and is eligible for re-election                                                           186            1              --

8.  To appoint Auditors to hold office from the conclusion of this meeting until the
    conclusion of the next Annual General Meeting and to fix their remuneration               186            1              --

SPECIAL BUSINESS

9.  Appointment of Mr. N. R. Narayana Murthy as the Chairman and Chief Mentor of the
    company for a further period of five years with effect from May 1, 2002                   186            1              --

10. Appointment of Mr. Nandan M. Nilekani as the Chief Executive Officer, President and
    Managing Director of the company for a further period of five years with effect
    from May 1, 2002                                                                          186            1              --

11. Appointment of Mr. K. Dinesh as a Wholetime Director of the company for a
    further period of five years with effect from May 1, 2002                                 186            1              --

12. Appointment of Mr. S. D. Shibulal as a Wholetime Director of the company for a
    further period of five years with effect from January 10, 2002                            186            1              --

13. Approval of the appointment of Mr. Claude Smadja as a Director of
    the company                                                                               186            1              --

14. Approval to increase the maximum limit of the investment of Foreign
    Institutional Investors in the equity share capital of the company from 49%
    to 100% or such other limit as may be fixed by the Government of India or the Reserve Bank of India or any
    other authority                                                                           185            2              --

        1. Under the Indian Companies Act 1956, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy holding at least one-tenth of the total shares entitled to vote on the resolution or by those holding paid-up capital of at least Rs.50,000. Under the Articles of the company member present by proxy shall be entitled to vote only on a poll but not on a show of hands, unless such member is a body corporate present by a representative in which case such proxy shall have a vote on the show of hand as if he were a member.

        2. Under the Indian Companies Act and as per the Articles of the company, on a show of hands every member present in person shall have one vote and upon a poll the voting rights of every member whether present in person or by proxy, shall be in proportion to his share of the paid-up capital of the company.

        3. The votes represent the number of votes in a show of hands. No poll was demanded during the AGM.

    b) On July 23, 2002 Mr. Phaneesh Murthy, Director and Head - Worldwide Sales and Communications and Product Services, resigned from the company's Board of Directors and as Head - Sales & Marketing and Communications & Product Services effective July 23, 2002. Mr. Phaneesh Murthy cited as the reason for his resignation the need for personal time to devote attention to, and pursue a successful defense of, a recent lawsuit filed against him and the company alleging wrongful termination and sexual harassment.

Item 6. Exhibits and Reports

           Infosys filed no reports on Form 8-K during the quarter ended June 30, 2002.

           EXHIBIT INDEX

           Exhibit Number       Description of Document
           --------------       -----------------------
           19.1                 Infosys Quarterly report to the shareholders for
                                the quarter ended June 30, 2002.

           99.1                 Certification of Chief Executive Officer and
                                Chief Financial Officer.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

           Dated: August  02, 2002          INFOSYS TECHNOLOGIES LIMITED


                                       By:  /s/ Narayana N. R. Murthy
                                            ------------------------------------
                                            Narayana N. R. Murthy,
                                            Chairman and Chief Mentor


                                            /s/ Nandan M. Nilekani
                                            ------------------------------------
                                            Nandan M. Nilekani,
                                            Chief Executive Officer, President
                                            and Managing Director

                                  EXHIBIT INDEX

           Exhibit Number     Description of Document
           --------------     -----------------------
           19.1               Infosys Quarterly report to the shareholders for
                              the quarter ended June 30, 2002.

           99.1               Certification of Chief Executive Officer and Chief
                              Financial Officer.